Registration Statement No.  333-136435
811-21937

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

As Filed with the Securities and Exchange Commission on January 18, 2007

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933 [ X ]

Pre-Effective Amendment No. _2___ [ X ]

Post-Effective Amendment No.____ [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ X ]

Amendment No.____ [ ]

Sun Life (N.Y.) Variable Account J

Registrant

Sun Life Insurance and Annuity Company of New York

Depositor

60 East 42nd Street, Suite 1115

New York, New York 10165

Depositor's Address

1-866-702-6998

Depositor's Telephone Number

Bruce Teichner

Assistant Vice President and Senior Counsel

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

Name and Address of Agent For Service

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Combination Fixed and Variable Life Insurance Policies is being registered under the Securities Act of 1933.

Title and Amount of Securities Being Registered

As soon as practicable after the effective date of this Registration Statement

Approximate Date of Proposed Public Offering

PART A

Sun Life Insurance and Annuity Company of New York Service Office: One Sun Life Executive Park Wellesley Hills, Massachusetts 02481 (800) 468-9890

Sun Life Large Case VUL
Sun Life (N.Y.) Variable Account J
A Flexible Premium Variable Universal Life Insurance Policy

This prospectus describes the variable universal life insurance policy (the "Policy") issued by Sun Life Insurance and Annuity Company of New York ("we", "us" or "Company"), a member of the Sun Life Financial group of companies, through Sun Life (N.Y.) Variable Account J (the "Variable Account"), one of our separate accounts. The Policy is being offered as an individual policy. The Policy allows "you," the policyowner, within certain limits, to:

- - - -

choose the life insurance coverage you need and increase or decrease coverage as your insurance needs change;

choose the amount and timing of premium payments;

allocate net premium payments among the available Investment Options and transfer amounts among these options as your investment objectives change; and

access the Policy's Gross Cash Surrender Value through policy loans and partial surrenders or a full surrender.

This prospectus contains important information you should understand before purchasing a Policy. We use certain special terms which are defined in Appendix A. You should read this prospectus carefully and keep it for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

February 1, 2007

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful. You should rely only on the information contained in this prospectus or in the prospectus or Statement of Additional Information of the underlying mutual funds. We have not authorized anyone to provide you with information that is different.

Risk/Benefit Summary of Policy

Use of Policy

The Policy provides corporations and other entities life insurance coverage on employees or other persons in whose lives they have an insurable interest. It may be used in connection with various types of non-tax-qualified executive benefit plans.

Premium Payments
-	Generally, you must make an initial minimum premium payment equal to 1/12th of the Seven Pay Premium. If the Seven Pay Premium is exceeded, the Policy becomes a Modified Endowment Contract.
-	Seven Pay Premium is the maximum premium payment permitted in the first Policy Year under Internal Revenue Code Section 7702A, not involving a 1035 exchange.
- -

A 1035 exchange is a tax-sheltered exchange of cash value from one life insurance policy to another.

A Policy is a Modified Endowment Contract if the premium paid is in excess of applicable tax law limitations.

- -

You choose the amount and timing of subsequent premium payments, within certain limits.

We allocate your net premium payments among the Policy's Sub-Accounts and the Fixed Account according to your instructions.

CONTRACT BENEFITS
Account Value
-	The Account Value equals
	- - -	Premiums, plus Investment performance of the Sub-Accounts, the Fixed Account and the Loan Account; less Any partial surrenders and Policy charges.
Accessing Your Account Value
Cash Surrender Value is
- - -	Account Value, less Policy Debt, plus any Enhancement Benefit.
- - -

You may borrow from us using the Account Value as collateral. Taking Policy loans may increase the risk of Policy lapse.

You may surrender the Policy for its Cash Surrender Value. Surrender of this Policy is discouraged in the early Policy Years because the Premium Expense Loads are higher in those years.

You may make a partial surrender of only a portion of the Cash Surrender Value once per year after the Policy has been in force for one year. Reducing the Cash Surrender Value with a partial surrender may increase the risk of Policy lapse.

A partial surrender may cause a decrease in Total Face Amount of your Policy if the Net Amount at Risk after the partial surrender exceeds the Net Amount at Risk before the partial surrender. The Net Amount at Risk equals the Death Benefit minus your Account Value.

Death Benefit Compliance Test
-	For favorable federal tax treatment, the Policy must meet the standards of the Cash Value Accumulation Test.

-	Please see the Death Benefit Compliance Test paragraph in the About the Policy section of the prospectus for the Cash Value Accumulation Test definition.
Death Benefit
Specified Face Amount is the minimum amount of life insurance in the Policy. Additional Protection Benefit Face Amount ("APB") is the amount of supplemental life insurance you elect.
-	You have a choice of three death benefit options-
	- - -	The Specified Face Amount (Option A); or The Specified Face Amount plus your Gross Cash Surrender Value (Option B); or The Specified Face Amount plus cumulative premiums paid (Option C).
- -	You may change your death benefit option on any Policy Anniversary, subject to our underwriting rules then in effect. At any time, you may-
- -

Increase the Specified Face Amount or APB Face Amount, subject to satisfactory evidence of the Insured's insurability; or

Decrease the Specified Face Amount or APB Face Amount to a level not less than the minimum specified in the Policy.

CONTRACT RISKS
The Variable Account
- - - - -

We have established a separate account ( the "Variable Account") to fund the variable insurance benefits under your Policy.

The assets of the Variable Account are free from our general creditor's claims.

The Variable Account is divided into Sub-Accounts.

Each Sub-Account invests exclusively in shares of a corresponding mutual fund.

When you choose Sub-Accounts in the Variable Account, your benefits will fluctuate based on certain economic conditions. These conditions include, but are not limited to

- - - -	Inflationary forces, Changes in rates of return available from different types of investments, Changes in employment rates and the presence of international conflict.
- -

With such Sub-Accounts, you assume all investment risk. Investment risk is the risk of poor investment performance. Poor investment performance can result in a loss of all or some of your investment.

A comprehensive discussion of the risks of such Sub-Accounts may be found in the underlying Fund's prospectus.

-

It is unsuitable to purchase a life insurance policy as a short-term savings vehicle. This Policy is unsuitable if you plan to surrender it to meet short-term needs because the Premium Expense Loads are higher in the early Policy Years. "Premium Expense Loads" are charges imposed on the premium at the time the Company receives it. The Loads consist of an element to cover State and Federal tax obligations and an element to cover costs of issuing and selling the Policy. See the fee tables following the Risk/Benefit Summary for the Loads and also a detailed description in the Charges, Deductions and Refunds section within the prospectus.

Investment Options
- - -

You may allocate your net premium payments among the Sub-Accounts and the Fixed Account.

You may transfer amounts from one Sub-Account to another or to the Fixed Account, subject to any limits that we or the Funds may impose.

You may transfer amounts from the Fixed Account, subject to our transfer rules in effect at time of transfer.

Right to Return Period You may return the Policy within 10 days of receipt and receive a refund of premium paid.

What if Charges and Deductions Exceed Account Value?

Your Policy may terminate if your Account Value at the beginning of any Policy Month is insufficient to pay all charges and deductions then due. If this occurs, we will send you written notice and allow you a 61 day grace period. If you do not make a premium payment within the grace period sufficient to cover all charges and deductions due, the Policy will terminate at the end of the grace period.

Federal Tax Considerations

Purchase of, and transactions under, the Policy may have adverse or unfavorable tax consequences that you should consider. You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of death benefits and surrenders.

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Policy. The first table describes the expenses that you will pay at the time that you buy the Policy and at the time of each subsequent premium payment.

TRANSACTION FEES
Charge	When Charge is Deducted	Amount Deducted
Premium Expense Load [1] On Premium up to and Including Target Premium On Premium in Excess of Target Premium	Upon premium receipt Upon premium receipt
		Maximum: Current: (as a percentage of premium up to and including target premium) Maximum: Current: (as a percentage of premium in excess of target premium)	12.5% 7.5% 5.5% 2.5%
Illustration Charge	Upon fulfillment of illustration request in any Policy Year	$25.00

The next table describes the fees and expenses that you will pay periodically during the time you own the Policy, not including Fund fees and expenses.
PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Deferred Expense Load on Policy Year 1 Premium[2] On Premium up to and including Target Premium	On the Policy Anniversary
		Maximum: Current:	1.0% per year 0.40% per year
Cost of Insurance for Specified Face Amount 3	At the end of a Policy Month	(Per $1000 of Specified Face Amount Net Amount at Risk)
Minimum and Maximum Charge		Maximum: Minimum:	$1000.00 per year[4] $0.81 per year[4]
Representative Owner Charge[5] (For a unisex, nonsmoker, issue age 50)		Maximum: Minimum:	$6.36 per year $3.18 per year
Cost of Insurance for APB 3 (This charge is in addition to the Policy Cost of Insurance Charge.)	At the end of a Policy Month	(Per $1000 of APB Net Amount at Risk)
Minimum and Maximum Charge		Maximum: Minimum:	$1000.00 per year[4] $0.81 per year[4]
Representative Owner Charge[5] (For a unisex, nonsmoker, issue age 50.)		Maximum: Minimum:	$6.36 per year $3.18 per year
PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
Charge	When Charge is Deducted	Amount Deducted
Mortality and Expense Risk Charge[6]	Daily	(On the assets allocated to the investment options in the Variable Accounts)
		Maximum: Current:	0.90% per year 0.50% per year
Monthly Expense Charge	At the beginning of a Policy Month	Maximum:	$5.00 per month
Loan Interest[7]	At the end of each Policy Year	(as a percentage of Policy Debt)
		Maximum:	5.0% per year
Flat Extra Charge	At the end of a Policy Month	(Per $1000 of Specified Face Amount Net Amount at Risk and APB Net Amount at Risk)
		Minimum: Maximum:	$1.00 $20.00

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the Funds and deducted from Fund assets. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.
ANNUAL FUND OPERATING EXPENSES (deducted by each Fund on the average daily net asset value of each Fund)
Total Annual Fund Expenses (reflects management fees, distribution [and/or service](12b-1) fees and other expenses)	Minimum	Maximum
	0.27%	1.41%

1The elements making up the Premium Expense Load are discussed on page 26. The Load is deducted from premium received and will not exceed 12.5% in Policy Years 2-7 and 3.25% thereafter.

2The elements making up the Deferred Expense Load on Policy Year 1 Premium are discussed on page 27. The Load is deducted from the assets allocated to the investment options, is deducted in Policy Years 2-7 and will not exceed 1.0%.

3The cost of insurance charge varies based on individual characteristics, specifically the length of time the Policy has been in force and the Insured's age, sex and rating class. The cost of insurance charge shown in the Amount Deducted column of the Periodic Charges Table is the annual charge and may not be representative of the charge that you will pay. You may obtain more information about the particular cost of insurance charge that would apply to you from your sales representative.

4The numbers are annualized charges although deducted on a monthly basis. The $0.81 is the annual minimum cost of insurance charge possible and represents the per $1000 of Net Amount at Risk charge for an Insured female, nonsmoker, age 20. The $1000.00 is the annual maximum cost of insurance possible and represents the per $1000 of Net Amount at Risk charge for an Insured male, smoker and nonsmoker, age 99.

5A Representative Owner is a unisex, nonsmoker, age 50. It is assumed the owner and the Insured are the same person. The charges shown are annual charges.

6The Mortality and Expense Risk charge is deducted in all Policy Years.

7Loan Interest is charged as a percentage of Policy Debt and is added to Policy Debt. It is 5.0% in Policy Years 1-10 and 4.25% thereafter.

About Who We Are

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165. We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial"). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges.

The Variable Account

We established Variable Account J on July 12, 2006, pursuant to a resolution of our Board of Directors. The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us. We are obligated to pay all benefits payable under the Policy.

We own the assets of the Variable Account. The income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Variable Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all policies participating in the Variable Account and the Variable Account is fully funded for the purpose of Federal securities laws. The assets of the Variable Account are insulated from our general liabilities and may not be charged with our liabilities from our other business. Our obligations under the Policy are, however, our general corporate obligations.

The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. That registration does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

The Variable Account may be deregistered if registration is no longer required under applicable Federal securities laws. We may continue, at our election, to operate the Variable Account as a unit investment trust or other form of investment company. All determinations will be made by our Board of Directors. In the event of any change in the registration status of the Variable Account, we will notify all policyholders and any regulatory authorities requiring notice of such change. We may amend the Policy to reflect the change and take such other action as may be necessary and appropriate to effect the change.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new or delete existing Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts.

The Funds

The Policy offers several mutual fund options, which are briefly described below. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). You should read the Fund Prospectuses, which may be obtained by calling 1-800-468-9890 , before investing.

AIM Variable Insurance Funds (advised by A I M Advisors, Inc.)

     AIM V.I. Basic Value Fund (Series I Shares) seeks long-term growth of capital by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalization of greater than $500 million and that are believed to be undervalued in relation to long-term earnings power or other factors.

     AIM V.I. Mid Cap Core Equity Fund (Series I Shares) seeks long-term growth of capital by investing, normally, at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-capitalization companies.

Alger American Fund (advised by Fred Alger Management, Inc.)

     Alger American MidCap Growth Portfolio (Class O) seeks long-term capital appreciation by investing primarily in equity securities, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The portfolio focuses on mid-sized companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell Midcap Index or the S&P MidCap 400 Index.

Alliance Variable Products Series Fund, Inc. (advised by Alliance Capital Management L.P.)

     AllianceBernsteinVPS International Value Portfolio (Class A) seeks long-term growth of capital.

Delaware Variable Insurance Products Trust (advised by Delaware Management Company)

     Delaware VIP Growth Opportunities Series (Standard Class) seeks long-term capital appreciation by investing primarily in securities of medium-sized companies that have established themselves within the industry but still have growth potential.

     Delaware VIP REIT Series (Standard Class) seeks maximum long-term total return, with capital appreciation as a secondary objective. The Series invests in securities of companies that are principally engaged in the real estate industry. Under normal circumstances, the Series will invest at least 80% of its net assets in investments of real estate investment trusts (REITs).

     Delaware VIP Small Cap Value Series (Standard Class) seeks capital appreciation. Under normal circumstances, at least 80% of the Series' net assets will be in investments of small capitalization companies. The Series defines small-cap companies as those having a market capitalization generally less than $2.0 billion at the time of purchase.

     Delaware VIP Trend Series (Standard Class) seeks long-term capital appreciation by investing primarily in stocks of small, growth-oriented or emerging companies that the manager believes are responsive to changes within the marketplace and which the manager believes have the fundamental characteristics to support continued growth.

Dreyfus Stock Index Fund, Inc. (Initial Shares) (advised by the Dreyfus Corporation) seeks to match the performance of the S&P 500(R).

Dreyfus Variable Investment Fund (advised by the Dreyfus Corporation)

     Dreyfus VIF Appreciation Portfolio (Initial Shares) seeks long-term capital growth consistent with the preservation of capital; current income is a secondary goal.

Dreyfus Investment Portfolios (advised by the Dreyfus Corporation)

     Dreyfus Emerging Leaders Portfolio (Initial Shares) seeks capital growth by investing at least 80% of its net assets in stocks of companies that the Portfolio investment adviser believes to be emerging leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. The portfolio primarily invests in companies with market capitalizations of less than $2 billion at time of purchase.

     Dreyfus MidCap Stock Portfolio (Initial Shares) seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the S&P MidCap 400(R) Index.

     Dreyfus Technology Growth Portfolio (Initial Shares) seeks capital appreciation by investing at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation.

DWS Investments VIT Funds (advised by Deutsche Asset Management, Inc.)

     DWS Small Cap Index VIP (Class A) (formerly Scudder VIT Small Cap Index Fund) seeks to replicate, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (the Russell 2000 Index), which emphasizes stocks of small U.S. companies.

DWS Variable Series II (advised by Deutsche Investment Management Americas Inc.)

     DWS Dreman Small Cap Value VIP (Class A) (formerly SVS Dreman Small Cap Value Portfolio) seeks long-term capital appreciation by investing at least 80% of net assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small U.S. companies, which the portfolio defines as companies that are similar in market value to those in the Russell 2000 Value Index.

     DWS Dreman Financial Services VIP (Class A) (formerly SVS Dreman Financial Services Portfolio) seeks to provide long-term capital appreciation. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities (mainly common stocks) of financial services companies.

     DWS Dreman High Return Equity VIP (Class A) (formerly SVS Dreman High Return Equity Portfolio) seeks to achieve a high rate of total return by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities.

FAM Variable Series Funds, Inc. (advised by Merrill Lynch Investment Managers, L.P., d.b.a. Mercury Advisors)

     Mercury Value Opportunities V.I. Fund (Class I) (formerly Merrill Lynch Value Opportunities V.I. Fund) seeks long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock of relatively small companies that fund management believes have special investment value and emerging growth companies regardless of size.

Fidelity Variable Insurance Products Funds (advised by Fidelity Management & Research Company. Fidelity, Fidelity Investments and Contrafund are registered trademarks of FMR Corp.)

     Fidelity VIP Contrafund(R) Portfolio (Initial Class) seeks long-term capital appreciation by normally investing primarily in common stocks of companies whose value it believes is not fully recognized by the public.

     Fidelity VIP Growth Portfolio (Initial Class) seeks to achieve capital appreciation by investing primarily in stocks of companies it believes to have above-average growth potential.

     Fidelity VIP Growth & Income Portfolio (Initial Class) seeks high total return through a combination of current income and capital appreciation.

     Fidelity VIP High Income Portfolio (Initial Class) seeks a high level of current income, while also considering growth of capital, by normally investing the fund's assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

     Fidelity VIP Investment Grade Bond Portfolio (Initial Class) seeks as high a level of current income as is consistent with the preservation of capital.

     Fidelity VIP Money Market Portfolio (Service Class) seeks as high a level of current income as is consistent with preservation of capital and liquidity.

     Fidelity VIP Overseas Portfolio (Initial Class) seeks long-term growth of capital by investing at least 80% of the fund's assets primarily in non-U.S. securities. The fund is normally invested primarily in common stocks.

Franklin Templeton Variable Insurance Products Trust (Franklin Small Cap Fund and Franklin Real Estate Fund are managed by Franklin Advisers, Inc. ("Advisers"); Mutual Shares Securities Fund is managed by Franklin Mutual Advisers, LLC ("Franklin Mutual"); Templeton Foreign Securities Fund is managed by Templeton Investment Counsel, LLC ("TIC"); Templeton Growth Securities Fund is managed by Templeton Global Advisors Limited ("TGAL"))

     Franklin Real Estate Fund (Class 1) seeks capital appreciation; its secondary goal is to earn current income. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of companies operating in the real estate sector.

     Franklin Small-Mid Cap Growth Securities Fund (Class 1) (formerly Franklin Small Cap Fund) seeks long-term capital growth. Under normal market conditions, the Fund will invest at least 80% of its net assets in investments of small capitalization (small cap) and mid capitalization (mid cap) companies.

     Mutual Shares Securities Fund (Class 1) seeks capital appreciation; its secondary goal is income. The Fund normally invests mainly in U.S. equity securities, and substantially in undervalued stocks, risk arbitrage securities and distressed companies.

     Templeton Foreign Securities Fund (Class 1) seeks long term capital growth. Under normal market conditions, the Fund will invest primarily in investments of issuers located outside the U.S., including those in emerging markets.

     Templeton Growth Securities Fund (Class 1) seeks long term capital growth. Under normal market conditions, the Fund will invest mainly in the equity securities of companies located anywhere in the world, including those located in the U.S. and emerging markets.

Janus Aspen Series (advised by Janus Capital Management LLC)

     Janus Aspen Series Mid Cap Value Portfolio (Institutional Shares) seeks capital appreciation. The Portfolio pursues its objective by investing primarily in common stocks selected for their capital appreciation potential. The Portfolio primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe to be undervalued. The Portfolio invests under normal circumstances, at least 80% of its assets plus, the amount of any borrowings for investment purposes, in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap(R) Value Index. This average is updated monthly. The market capitalizations within the index will vary, but as of March 31, 2006, they ranged from approximately $688 million to $22 billion.

Lord Abbett Series Fund, Inc. (advised by Lord, Abbett & Co. LLC)

     Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) seeks to provide long-term growth of capital and income without excessive fluctuation in market value. To pursue this goal, the Portfolio primarily purchases equity securities of LARGE, SEASONED, U.S. and MULTINATIONAL COMPANIES that it believes are undervalued. Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of large companies.

     Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) seeks capital appreciation through investments, primarily in equity securities of mid-cap companies, which are believed to be undervalued in the marketplace. To pursue this goal, the Portfolio normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies.

MFS/Sun Life Series Trust (advised by Massachusetts Financial Services Company ("MFS"), a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect wholly owned subsidiary of Sun Life Financial, Inc., a diversified financial services organization)

     MFS/Sun Life Global Growth Series (Initial Class) seeks capital appreciation by investing in securities of companies worldwide growing at rates expected to be well above the growth rate of the overall U.S. economy.

     MFS/Sun Life Government Securities Series (Initial Class) seeks current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

     MFS/Sun Life International Growth Series (Initial Class) seeks capital appreciation. The series invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign (including emerging markets) issuers.

     MFS/Sun Life Massachusetts Investors Growth Stock Series (Initial Class) seeks to provide long-term growth of capital and future income rather than current income.

     MFS/Sun Life Mid Cap Growth Series (Initial Class) seeks long-term growth of capital by investing primarily in securities of companies with medium market capitalizations that MFS believes have above-average growth potential.

     MFS/Sun Life New Discovery Series (Initial Class) seeks capital appreciation by generally focusing on smaller cap emerging growth companies that are early in their life cycle.

     MFS/Sun Life Research International Series (Initial Class) seeks capital appreciation by focusing on foreign companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

     MFS/Sun Life Total Return Series (Initial Class) mainly seeks to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

     MFS/Sun Life Utilities Series (Initial Class) seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 80% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

     MFS/Sun Life Value Series (Initial Class) seeks capital appreciation and reasonable income by investing primarily in income producing equity securities of companies that MFS believes are undervalued in the market relative to their long term potential.

Oppenheimer Variable Account Funds (advised by OppenheimerFunds, Inc.)

     Oppenheimer Capital Appreciation Fund/VA (Non-Service Shares) seeks capital appreciation by investing in securities of well-known, established companies.

     Oppenheimer Global Securities Fund/VA (Non-Service Shares) seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

     Oppenheimer Main Street Small Cap Fund(R)/VA (Non-Service Shares) seeks capital appreciation by investing mainly in common stocks of small capitalization ("small cap") U.S. companies that the Fund's investment manager, OppenheimerFunds, Inc. believes have favorable business trends or prospects.

PIMCO Variable Insurance Trust (advised by Pacific Investment Management Company LLC ("PIMCO"))

     PIMCO VIT High Yield Portfolio (Administrative Class) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

     PIMCO VIT Low Duration Portfolio (Administrative Class) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its net assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of the Portfolio normally varies within a one to three year time frame based on PIMCO's forecast for interest rates.

     PIMCO VIT Real Return Portfolio (Administrative Class) seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.

     PIMCO VIT Total Return Portfolio (Administrative Class) seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three to six year time frame based on PIMCO's forecast for interest rates.

Royce Capital Fund (advised by Royce & Associates, LLC)

     Royce Capital Fund - Small-Cap Portfolio seeks long-term growth of capital. Royce invests the Fund's assets primarily in equity securities issued by small companies.

Sun Capital Advisers TrustSM (advised by Sun Capital Advisers, LLC, an affiliate of the Company)

     Sun Capital Real Estate Fund(R)(Initial Class) primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its net assets in securities of real estate investment trusts and other real estate companies.

T. Rowe Price Equity Series, Inc. (advised by T. Rowe Price Associates, Inc.)

     T. Rowe Price Equity Income Portfolio seeks substantial dividend income and long-term capital growth.

     T. Rowe Price Blue Chip Growth Portfolio seeks long-term capital growth. Current income is a secondary objective.

The Universal Institutional Funds, Inc. (advised by Morgan Stanley Investment Management Inc.)

     Van Kampen UIF Mid Cap Growth Portfolio (Class 1) seeks long-term capital growth by investing primarily in common stocks and other equity securities.

Van Kampen Life Investment Trust (advised by Van Kampen Asset Management)

     Van Kampen LIT Comstock Portfolio (Class 1 Shares) seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

     Van Kampen LIT Strategic Growth Portfolio (Class 1 Shares) seeks capital appreciation. The Portfolio seeks its objective by investing primarily in a portfolio of common stocks of companies considered by the Portfolio's investment adviser to be strategic growth companies.

     Van Kampen LIT Growth and Income Portfolio (Class 1 Shares) seeks long-term growth of capital and income. The Portfolio seeks its objective by investing primarily in income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities.

Wanger Advisors Trust (advised by Columbia Wanger Asset Management, LLP)

     Wanger U.S. Smaller Companies seeks long-term growth of capital.

Fees and Expenses of the Funds. Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities. Other expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Fund, and actual expenses may vary.

Because they are assessed at the Fund level, you will indirectly bear the fees and expenses of the Funds you select. The table presented earlier in this prospectus shows the range of fees and expenses paid by the Funds as a percentage of average net assets. These fees and expenses are more fully described in the Fund Prospectuses.

Potential Conflicts. We, as well as other affiliated and unaffiliated insurance companies, may also purchase shares of the Funds on behalf of other separate accounts used to fund variable benefits payable under other variable life insurance and variable annuity contracts. As a result, it is possible, though we do not anticipate, that a material conflict may arise between the interests of our policyowners with respect to the Variable Account and those of other variable contractowners with respect to the other separate accounts that participate in the Funds. The Funds have agreed to monitor themselves for the existence of any material conflict between the interests of variable contractowners. In the event of such a conflict involving a Fund, we will take any steps necessary to remedy the conflict including withdrawing the assets of the Variable Account from the Fund. If the Variable Account or another separate account withdraws its assets from a Fund for this reason, the Fund may be forced to sell its portfolio securities at disadvantageous prices which would negatively affect the investment performance of the corresponding Sub-Account.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

Interests in our general account offered through the Fixed Account investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

An allocation of premium to the Fixed Account does not entitle you to share in the investment experience of our general account. Instead, we guarantee that your Fixed Account allocation will accrue interest daily at an effective annual rate of at least 2%, without regard to the actual investment experience of our general account. Interest in excess of the guaranteed rate may be applied to the amount in the Fixed Account at such increased rates and in such a manner as We may determine, based on Our expectations of future experience with respect to interest, mortality costs, persistency, expense, taxes, as well as the size, timing and frequency of deposits.

About the Policy

This prospectus describes the standard features of the Policy.

Application and Issuance. To apply for a Policy, you must submit an application to our Service Office. We will then follow underwriting procedures designed to determine the insurability of the proposed Insured. We offer the Policy on a regular (or medical) underwriting, simplified underwriting, expanded guaranteed issue or guaranteed issue basis. The proposed Insured generally must be less than 81 years old for a Policy to be issued. For Policies underwritten on a medical or simplified basis, we may require that the proposed Insured undergo one or more medical examinations and that you provide us with such additional information as we may deem necessary, before an application is approved.

We will issue Policies on an expanded guaranteed issue or guaranteed issue basis with respect to certain groups of Insureds. Policies issued on such basis must be pre-approved based on information you provide to us on a master application and on certain other underwriting requirements which all members of a proposed group of Insureds must meet. Proposed Insureds must be acceptable risks based on our underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. In addition, we reserve the right to reject an application that does not meet our underwriting requirements or to "rate" an Insured as a substandard risk, which will result in increased Monthly Cost of Insurance charges.

Death Benefit Compliance Test. The Policy must, at all times, satisfy the legal standard of the Cash Value Accumulation Test for it to qualify as life insurance and thus be entitled to receive favorable tax treatment under applicable federal tax law. The Death Benefit must effectively always equal or exceed your gross cash surrender value multiplied by a certain percentage (the "Death Benefit Percentage"). The Death Benefit Percentages for the Cash Value Accumulation Test vary by age and sex.

Initial Premium Payment. A Minimum Premium will be due and payable as of the Issue Date. In general, the Minimum Premium equals 1/12th of the Seven Pay Premium. The Seven Pay Premium is the maximum premium payment permitted in the first Policy Year, not involving a 1035 exchange, so the Policy does not become a Modified Endowment Contract. Pending approval of your application, we will allocate any premium payments you make to our general account. If your application is not approved, we will promptly return your premium payments.

Effective Date of Coverage. Upon approval of your application, we will issue to you a Policy on the life of the Insured which will set forth your rights and our obligations. The Issue Date is the date specified as such in the Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured. The Effective Date of Coverage for the Policy will be the latest of-

- - -	the Issue Date, or the date we approve the application for the Policy, or the date you pay a premium equal to or in excess of the Minimum Premium.

Insurable Interest Requirement. You must have an insurable interest in the life of the Insured up to the full amount of insurance coverage. Otherwise, the Policy will not qualify as life insurance under applicable state insurance and federal tax law. You should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of existing coverage to ensure that you have an insurable interest for the full amount of coverage.

Right to Return Policy Period. If you are not satisfied with the Policy, you may return it by delivering or mailing it to our Principal Office or to the sales representative through whom you purchased the Policy within 10 days from the date of receipt (the "Right to Return Policy Period").

If you return the Policy during the Right to Return Policy Period, the Policy will be deemed void and you will receive a refund equal to the sum of all premium payments made, without regard to the investment experience of the Variable Account.

We will allocate the net premium payments to the Fidelity VIP Money Market Portfolio Sub-Account during that period beginning on the Investment Start Date. Upon expiration of the Right to Return Policy Period, we will reallocate your Account Value and allocate future net premium payments in accordance with your instructions.

Premium Payments

In general, you may choose the frequency and amount of any additional premium payments subject to the limits described below. All premium payments must be made payable to Sun Life Insurance and Annuity Company of New York and mailed to our Service Office.

General Limitations. We reserve the right to limit the number of premium payments we accept on an annual basis. No premium payment may be less than $100 without our consent, although we will accept a smaller premium payment if it is necessary to keep the Policy in force. We reserve the right to reject a premium payment that, if accepted, would cause the Policy, at its current Death Benefit, to no longer meet the definition of "life insurance" under the Internal Revenue Code. If you provide satisfactory evidence of insurability, we can retain the premium and increase s the Death Benefit while maintaining the Policy's "life insurance" status under the Internal Revenue Code.

Planned Periodic Premiums. While you are not required to make premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our premium limits. In general, the billing period must be annual or semiannual. We will send reminder notices for the planned periodic premium at the beginning of each billing period unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease premium payments, subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep the Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of the Policy. We reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period). We will notify you prior to suspending reminder notices. We will also suspend reminder notices at your written request.

Allocation of Net Premium. Net Premium is the amount you pay as premium minus the Premium Expense Load. The Premium Expense Load covers State and Federal tax liabilities related to premium. We will allocate Net Premium among the Investment Options in accordance with your allocation instructions, except during the Right to Return Policy Period as described above. You will be required to specify initial allocation percentages at the time of application. While there are no limitations concerning the number of Investment Options to which Net Premium may be allocated, we reserve the right to impose minimum allocation amounts, as determined by the Fund, for any or all Investment Options.

You may change the allocation of future Net Premium at any time by submitting an acceptable request to us. An allocation change will be effective as of the date we receive your request for that change, provided that it is received on a Valuation Date before the close of the New York Stock Exchange. If a request is received on a day that is not a Valuation Date or after the close of the New York Stock Exchange on a Valuation Date, it will become effective on the next Valuation Date.

Modified Endowment Contract. Less favorable federal tax rules apply to life insurance policies that are defined as "Modified Endowment Contracts." One way the Policy could become a Modified Endowment Contract is if you pay premiums in excess of applicable tax law limitations.

We will notify you or your sales representative within one business day if we receive a premium that would, in our opinion, cause the Policy to become a Modified Endowment Contract. We will not credit the premium unless we receive specific instructions from you to do so. Any such premium will be held, for a period not to exceed 90 days, in a non-interest bearing account. This premium will be refunded at the end of the 90 day period if we have not received specific instruction from you concerning the premium.

Additional Protection Benefit (APB)

The Policy may be issued with an APB Face Amount which provides life insurance coverage on the life of the Insured equal to the amount of the APB Death Benefit. You will be required to specify the initial APB Face Amount in the policy application.

The cost of the APB Face Amount will be included in the Monthly Cost of Insurance deduction. This deduction will cease when the APB Face Amount is terminated. The applicable guaranteed maximum Monthly Cost of Insurance Rates for the APB Death Benefit are the same as those for the Base Death Benefit.

Target Premium is the amount of premium specified as such in the Policy, used to determine the Premium Expense Load and Deferred Expense Load on Policy Year 1 Premium. Target Premium is equal to (the Specified Face Amount divided by 1000) multiplied by the Target Premium Factor. Total Face Amount is the sum of the Specified Face Amount and APB Face Amount.

Two otherwise identical Policies with the same Total Face Amount will have different Target Premiums depending on how much of the Total Face Amount is attributable to the Specified Face Amount versus the APB Face Amount. Target Premium will be lower for the Policy which has the greater APB because the Target Premium calculation uses the Specified Face Amount not the Total Face Amount.

The APB will also terminate on the earliest of-

- - - -	our receipt of your written request for termination, the lapse of the Policy because of insufficient value, the Insured's Attained Age 100, or the termination of the Policy.

                                                     Death Benefit

Policy Proceeds. If the Policy is in force at the time of the Insured's death, the Insured has not Attained Age 100 and we have received Due Proof of the Insured's death, we will pay your designated beneficiary a lump sum amount equal to-

- - - -	the amount of the Base Death Benefit, plus the amount of the APB Death Benefit, minus the amount of any outstanding Policy Debt, plus the amount of any other supplemental benefits.

The amount of the Base Death Benefit and APB Death Benefit depends upon the death benefit option in effect at the time of the Insured's death.

For Insureds who have Attained Age 100 at death, Policy Proceeds equal the Gross Cash Surrender Value minus outstanding Policy Debt.

Death Benefit Options. The Policy has three death benefit options. You will be required to select one of them in the policy application.

 Option A-Specified Face Amount. Under this option, the Base Death Benefit is the greater of-

- -	the Policy's Specified Face Amount, or the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.
Option B-Specified Face Amount Plus Gross Cash Surrender Value. Under this option, the Base Death Benefit is the greater of-

- -	the Specified Face Amount plus the Gross Cash Surrender Value, or the Gross Cash Surrender value multiplied by the applicable Death Benefit Percentage.

Option C-Specified Face Amount Plus Cumulative Premiums Paid. Under this option, the Base Death Benefit is the greater of-

- -	the Specified Face Amount plus the sum of all premiums paid less any partial surrenders, or the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage.

APB Death Benefit. The APB Death Benefit is the Total Death Benefit minus the Base Death Benefit. For Option A, the Total Death Benefit is the greater of a) the Total Face Amount and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage. For Option B, the Total Death Benefit is the greater of a) the Total Face Amount plus the Gross Cash Surrender Value and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage. For Option C, the Total Death Benefit is the greater of a) the Total Face Amount plus the sum of all premiums paid less any partial surrenders and b) the Gross Cash Surrender Value multiplied by the applicable Death Benefit Percentage. The Total Face Amount is equal to the Specified Face Amount plus the APB Face Amount.

If the Insured dies while the Policy is in force, we will make a lump sum payment when we receive due proof of that death. Through the Insured's Attained Age 100, the Death Benefit used to determine Policy Proceeds is based on the death benefit option, the Specified Face Amount and APB Face Amount and Gross Cash Surrender Value in effect on the Insured's date of death. After the Insured's Attained Age 100, the Death Benefit will be equal to the Gross Cash Surrender Value.

You should note that the Policy may not qualify as life insurance after the Insured's Attained Age 100, which may result in adverse tax consequences. You should consult your tax advisor prior to continuing the Policy beyond the Insured's Attained Age 100.

Changes in the Death Benefit Option. You may change the death benefit option, subject to our underwriting rules in effect at the time of the change. Requests for a change must be made in writing to us at our Service Office. The effective date of the change will be the Policy Anniversary on or next following the date of receipt of your request.

Minimum Face Amount. Total Face Amount is the sum of the Specified Face Amount and APB Face Amount. In general, the Total Face Amount must be at least $50,000, of which the Specified Face Amount must be at least $5,000. We reserve the right to waive these minimums.

Changes in Face Amount. You may change the Specified Face Amount or APB Face Amount, subject to our underwriting rules in effect at the time of the change. Unless you specify otherwise, we will first apply a change to the APB Face Amount to the extent possible. You must send your request for a change to us in writing. The Effective Date of Coverage for changes will be-

- -

for any increase in coverage, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for the increase; and

for any decrease in coverage, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Increases in Face Amount. An increase in the Specified Face Amount and APB Face Amount, is subject to our underwriting rules in effect at the time of the increase. You may be required to submit satisfactory evidence of the Insured's insurability. The cost of insurance charges applicable to an increase in Specified Face Amount and APB Face Amount may be higher or lower than those charged on the original sums if the Insured's health has changed to a degree that qualifies the Insured for a different risk classification. Additional policy specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.

Decreases in Face Amount. The Specified Face Amount may not decrease to less than the Minimum Specified Face Amount specified in the Policy. Similarly, a decrease in Specified Face Amount or APB Face Amount may not decrease the Total Face Amount to an amount less than the Minimum Total Face Amount specified in the Policy. A decrease in face amount will be applied-

- - - -

first, to the most recent increase, either Specified Face Amount or APB Face Amount, if any, whichever is most recent. If issued at the same time, APB Face Amount first;

second, to the next most recent increases, either Specified Face Amount or APB Face Amount, if any, in reverse chronological order. If issued at the same time, APB Face Amount first;

third, to the initial APB Face Amount, if any; and

finally, to the initial Specified Face Amount.

                                                          Account Value

Your Account Value is the sum of the amounts in each Investment Option plus the amount of the Loan Account.

We measure the amounts in the Sub-Accounts in terms of Units and Unit Values. On any given day, the amount you have in a Sub-Account is equal to the Unit Value multiplied by the number of Units credited to you in that Sub-Account. The Units for each Sub-Account will have different Unit Values.

Amounts allocated to a Sub-Account will be used to purchase Units of that Sub-Account. Units are redeemed when you make partial surrenders, undertake policy loans or transfer amounts from a Sub-Account, and for payment of the Mortality and Expense Risk Charge, the Monthly Expense Charge, the Deferred Expense Load on Policy Year 1 Premium and the Monthly Cost of Insurance Charge. The number of Units of each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the Unit Value for the Sub-Account. A Valuation Date is any day on which the New York Stock Exchange is open for business and valuation will occur at the close of the New York Stock Exchange. The New York Stock Exchange historically closes on weekends and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas.

For the first Valuation Date of each Sub-Account, the Unit Value is established by us. The Unit Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the Net Investment Factor. The Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the Valuation Period ending on that Valuation Date. The Valuation Period is the period of time from one determination of Unit Values to the next.

If accompanied by proper allocation instructions, a premium received at our Principal Office is credited to the Policy on the same date it is received unless that date is not a Valuation Date or receipt is after the close of the New York Stock Exchange on a Valuation Date. In those instances, the premium will be credited on the next Valuation Date.

The Investment Start Date is the date we apply your first premium payment, which will be the later of the Issue Date, the Business Day we approve the policy application or the Business Day we receive a premium equal to or in excess of the Minimum Premium.

Account Value for Investment Options. The Account Value on the Investment Start Date equals-
- - -

that portion of Net Premium received and allocated to the Investment Options, minus the Monthly Expense Charges due on the Issue Date and subsequent Monthly Anniversary Days through the Investment Start Date, minus the Monthly Cost of Insurance deductions due from the Issue Date through the Investment Start Date.

The Account Value for Investment Options on subsequent Valuation Dates is equal to-
- - - - - - - -

the Account Value attributable to each Sub-Account on the preceding Valuation Date multiplied by that Sub-Account's Net Investment Factor, minus the Daily Risk Percentage multiplied by the number of days in the Valuation Period multiplied by the Account Value in the Sub-Account, plus the value of the Fixed Account on the preceding Valuation Date, accrued at interest, plus that portion of Net Premium received and allocated to each Investment Option during the current Valuation Period, plus that portion of any loan repayment, including repayment of loan interest, allocated to an Investment Option during the current Valuation Period, plus that portion of any partial surrenders deducted from each Investment Option during the current Valuation Period, minus that portion of any Policy loan transferred from each Investment Option to the Loan Account during the current Valuation Period, minus any illustration charge assessed during the current Valuation Period, minus

- - - -

if a Policy Anniversary occurs during the current Valuation Period, that portion of the Deferred Expemnse Load on Policy Year 1 Premium charged to each Investment Option, minus if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Expense Charge for the Policy Month just beginning charged to each Investment Option, minus if a Monthly Anniversary Day occurs during the current Valuation Period, that portion of the Monthly Cost of Insurance for the Policy Month just ending charged to each Investment Option, minus if you surrender during the current Valuation Period, that portion of the pro-rata Monthly Cost of Insurance for the Policy Month charged to each Investment Option.

Net Investment Factor. The Net Investment Factor is used to measure the Sub-Account's investment performance from one Valuation Period to the next. This factor will be greater or less than or equal to one, corresponding to a positive or negative or to a lack of change in the Sub-Account's investment performance for the preceding Valuation Period. Although we do not currently take any federal, state or local taxes into account when determining the Net Investment Factor, we reserve the right to do so. The Net Investment Factor for each Sub-Account for any Valuation Period is determined by dividing the net result of-

- - -

the net asset value of a Fund share held in the Sub-Account determined as of the end of the Valuation Period, plus the amount of any dividend or other distribution declared on amounts held in the Sub-Account if the "ex-dividend" date occurs during the Valuation Period, which for some assets will not be credited with investment experience until the dividend is paid, plus or minus a credit or charge with respect to any taxes reserved for by us, or paid by us if not previously reserved for, during the Valuation Period which are determined by us to be attributable to the operation of the Sub-Account,

-by the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.

Account Value in the Loan Account. The Account Value in the Loan Account is zero on the Investment Start Date. The Account Value in the Loan Account on any day after the Investment Start Date equals-
- - -

the Account Value in the Loan Account on the preceding day credited with interest at the rate specified in the Policy as the "interest credited on Loan Account rate" of 4%, plus any amount transferred from any Investment Option to the Loan Account for Policy loans requested on that day; minus any loan repayments made on that day.

Policy loans, with interest charged at the applicable rate, is "Policy Debt". Policy Debt is not part of the Loan Account. Policy Debt increases by unpaid loan interest and reduces the Policy Proceeds and the Cash Surrender Value.

Insufficient Value. If the Account Value minus the outstanding Policy Debt is less than or equal to zero on a Valuation Date, then the Policy will terminate for no value, subject to the grace period described below.

Grace Period. If, on a Valuation Date, the Policy will terminate by reason of insufficient value, we will allow a grace period. This grace period will allow 61 calendar days from that Valuation Date for the payment of a Net Premium sufficient to cover the daily, monthly and annual deductions due for charges under the Policy from the Account Value. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record within 30 days of that Valuation Date. We will assume that your last known address is the address shown on the policy application (or notice of assignment), unless we have received satisfactory notice of a change in address. If the premium due is not paid during the grace period, then the Policy will terminate without value at the end of the 61 day period without further notice. The Policy will continue to remain in force during this grace period. If the Policy Proceeds become payable during the grace period, they will be reduced by any overdue deductions.

Insured's Attained Age 100. At the Insured's Attained Age 100, no further premium will be accepted. The Account Value will be determined in the same manner as it was prior to the Insured's Attained Age 100, except that no further deduction for Monthly Cost of Insurance will be made.

The Policy may not qualify as life insurance beyond the Insured's Attained Age 100, which may result in adverse tax consequences. We recommend that you receive counsel from your tax advisor.

Enhancement Benefit. An Enhancement Benefit may be provided if you surrender the Policy and such surrender is not made pursuant to an exchange under Section 1035 of the Internal Revenue Code (or any successor provision). The amount available for Policy loan or partial surrender will not increase by any Enhancement Benefit.

The Enhancement Benefit represents a return of a portion of the charges paid under the Policy.

When a charge is based on the Account Value, the Account Value will not include the Enhancement Benefit. When a charge is based on the Gross Cash Surrender Value, the Gross Cash Surrender Value, as defined, includes the Enhancement Benefit.

On a current basis, an Enhancement Benefit is available during the Enhancement Period (the first twelve Policy Years) and is calculated as follows:

- - - -

Prior to the payment of the initial Premium, the Enhancement Benefit is zero.

Whenever a Premium Expense Load, a Deferred Expense Load on Policy Year 1 Premium or a Monthly Expense Charge is deducted during the Enhancement Period, the Enhancement Benefit is increased by 100% of each such load or charge.

Whenever a Monthly Cost of Insurance charge is deducted during years 1-7 of the Enhancement Period, the Enhancement Benefit is increased by a percentage, which decreases over time, determined in accordance with the following formula:

[(84 - M) divided by 84] multiplied by 100 where M equals the number of months elapsed since the beginning of the Enhancement Period.

The Enhancement Benefit is zero after the end of the Enhancement Period.

The Enhancement Benefit is payable with respect to each Policy owned by the policyowner and is not contingent upon surrender of all such Policies.

Splitting Units. We reserve the right to split or combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

                                                         Transfer Privileges

You normally may transfer all or a portion of your Account Value among Sub-Accounts and into the Fixed Account. Transfers from the Fixed Account may not exceed the greater of the transfer percentage multiplied by the highest Fixed Account value over the transfer period and the transfer minimum. The transfer percentage, transfer period and transfer minimum are shown in the Policy. We will make transfers pursuant to an acceptable request to our Service Office. An "acceptable request" is one that is authorized by a person with proper authority, provides clear instruction to the Company, as administrator of the Variable Account, and is for a transaction that is not restricted by policies and procedures of the Variable Account or the Fund.

An acceptable transfer request will be processed as of the date our Service Office receives your request provided that it is received on a Valuation Date before the close of the New York Stock Exchange. If an acceptable transfer request is received on a day that is not a Valuation Date or after the close of the New York Stock Exchange on a Valuation Date, it will be processed effective on the next Valuation Date.

You may transfer a specified dollar amount or a specified percentage of the Investment Option's value.

All transfers are subject to our consent. We reserve the right to impose limitations on transfers, including, but not limited to-

- - -	the minimum amount that may be transferred; the frequency of transfers; and the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

We will notify you in writing of the imposition of a transfer limitation. We do not reserve any right to impose charges for transfers. Any restrictions on transfers will apply to all policyowners in a non-discriminatory fashion.

Short-Term Trading

The Policy is not designed for short-term trading. If you wish to employ such strategies, do not purchase a Policy. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to Owners. Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to discourage frequent transfers of Account Value. As described above under "Transfer Privileges," the Policy includes the right to limit the frequency of transfers.

Short-term trading activities whether by an individual, a firm or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privileges", such as requiring transfer requests to be submitted in writing through regular first-class U.S., mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. We may also impose special restrictions on third parties that engage in reallocations of Policy values by limiting the frequency of the transfer and reallocating or exchanging 100% of the values in the redeeming subaccounts.

In addition, some of the Funds reserve the right to refuse purchase or transfers requests from the Variable Account if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or the request is considered to be part of a short-term trading strategy. Accordingly, the Variable Account may not be in a position to effectuate some transfers with such Funds and therefore, will be unable to process such transfer requests. We also reserve the right to refuse requests involving transfers to or from the Fixed Account Option.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interest of the relevant underlying Fund and other shareholders, in certain instances such as:

-   when a new broker of record is designated for the Policy;

-   when necessary in our view to avoid hardship to an Owner;

-   when underlying Funds are dissolved, merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks. The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies. Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

                                           Accessing Your Account Value

Surrender. By written request, you may surrender the Policy for its Cash Surrender Value at any time. The date the surrender is processed, the insurance coverage and all other benefits under the Policy will terminate. The Cash Surrender Value is-

- - -	the Account Value, minus the outstanding balance of any outstanding Policy Debt; plus any Enhancement Benefit.

Partial Surrenders. You may make a partial surrender of the Policy once each Policy Year after the first Policy Year by request to our Principal Office in a form satisfactory to us. The amount of any partial surrender may not exceed the Account Value minus any outstanding Policy Debt. It will be payable in a lump sum. Partial surrenders may have tax consequences. The Total Face Amount may be reduced in connection with a partial surrender depending on the then current risk status of the Insured. The Insured may provide evidence of insurability. The Total Face Amount will not be reduced if the Insured remains an acceptable risk under our then current underwriting standards. If evidence is not provided or the Insured is not an acceptable risk, the Total Face Amount will be reduced to the extent necessary so that the Net Amount at Risk after the partial surrender does not exceed the Net Amount at Risk before the surrender.

You may allocate a partial surrender among the Investment Options. If you do not specify the allocation, then we will allocate the partial surrender among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the partial surrender.

Policy Loans. Using the Policy as collateral, you may request a policy loan of your Account Value, decreased by the balance of any outstanding Policy Debt on the date the policy loan is made and by the projected deductions due to the next Policy Anniversary. We will transfer Account Value equal to the amount of the policy loan from the Investment Options to the Loan Account on the date the policy loan is made. Amounts in the Loan Account accrue interest daily at an effective annual rate of 4%.

You may allocate the policy loan among the Investment Options. If you do not specify the allocation, then we will allocate the policy loan among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the policy loan.

Interest on the policy loan will accrue daily at an annual rate of 5% in Policy Years 1 through 10 and 4.25% thereafter. This interest will be due and payable to us in arrears on each Policy Anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and in the same manner as the prior policy loan.

The Cash Surrender Value and the Policy Proceeds are reduced by the amount of any outstanding Policy Debt.

All amounts paid by you that we receive will be credited to the Policy as premium unless we have received acceptable notice that the funds are to be applied to repay a policy loan. It is generally advantageous to repay a loan rather than to make a premium payment, because premium payments incur expense charges but loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any policy loan at any time while the Policy is in force. The amount of the loan repayment up to the outstanding balance of the policy loan will be transferred from the Loan Account to the Investment Options. You may allocate the loan repayment among the Investment Options. If you do not specify the allocation, then we will allocate the loan repayment among the Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value minus the Loan Account immediately prior to the loan repayment. We reserve the right to require that loan repayments, up to the amount of the loan allocated to the Fixed Account, first be allocated back to the Fixed Account.

Deferral of Payment. We will usually pay any amount due from the Variable Account within seven days after the Valuation Date following our receipt of notice for payment or, in the case of death of the Insured, Due Proof of such death. Payment of any amount payable from the Variable Account on death, surrender, partial surrender or policy loan may be postponed whenever-

- - -

the New York Stock Exchange is closed, other than customary weekend and holiday closing, or trading on that exchange is otherwise restricted;

the SEC, or other regulatory agency with jurisdiction, by order, permits postponement for the protection of policyowners; or

an emergency exists as determined by the SEC, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account.

We reserve the right to defer payment of any portion of the Cash Surrender Value, policy loan or partial surrender payable from the Fixed Account for a period not exceeding six months from the date we receive your surrender or loan request.

                                            Charges, Deductions and Refunds

Premium Expense Load. We deduct a load from each premium payment which includes two elements. One element covers State and Federal tax obligations. The second element covers costs of issuing and selling the Policy, including sales commission, marketing allowance to broker-dealers, cost of printing the prospectuses and marketing materials and advertising expenses. The costs of issuing the Policy are those that are not covered by other explicit charges, including the review of applications, processing the applications and establishing policyowner records. To the extent the costs exceed the Premium Expense Load, the Company will use general account assets, including any profits realized from the Mortality and Expense Risk Charges and Cost of Insurance charges. The tax element is an average of anticipated taxes and the policyowner may pay more or less than the actual tax obligations applicable to the Policy.

Currently, the Premium Expense Load for Policy Years 1 through 7 is 7.5% on each premium payment up to and including Target Premium and 3.25% thereafter. For premium paid in excess of Target Premium for all Policy Years, the current Premium Expense Load is 2.5% on premium paid in excess of Target Premium.

The Premium Expense Load for Policy Years 1 through 7 is guaranteed not to exceed 12.5% on each premium payment up to and including Target Premium and 5.5% on premium paid in excess of Target Premium. The Premium Expense Load for Policy Year 8 and thereafter is guaranteed not to exceed 3.25% on all premium payments.

Target Premium varies based on the Specified Face Amount and the Insured's Issue Age and sex. We may reduce or waive the Premium Expense Load for certain group or sponsored arrangements and corporate purchasers.

Mortality and Expense Risk Charge. We deduct a daily charge from the assets of the Variable Account for the mortality and expense risks we assume with respect to the Policy. We may realize a profit from this charge. This charge is based on the applicable Daily Risk Percentage, which we will from time to time determine based on our expectations of future interest, mortality experience, persistency, expenses, profit and taxes. Expressed as an equivalent annual rate, the Daily Risk Percentage is guaranteed not to exceed 0.90% (0.0024548% daily) of assets. The current Daily Risk Percentage will be no less than 0.00% and no greater than 0.50% (0.0013665% daily) of assets.

The mortality risk we assume is that the group of lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

Monthly Expense Charge. We deduct a flat charge at the beginning of each month to cover administrative and other expenses actually incurred. We will from time to time determine the applicable Monthly Expense Charge based on our expectations of future experience with respect to interest, mortality experience, persistency, expenses, profit and taxes, which will not exceed $5.00 in any Policy Month.

Monthly Cost of Insurance. We deduct a Monthly Cost of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. This charge is made, in arrears, at the end of each Policy Month. We may realize a profit from this charge. If you surrender the Policy on any day other than a Monthly Anniversary Day, we will deduct a cost of insurance charge on a pro-rata basis.

The Monthly Cost of Insurance equals the sum of (1), (2) and (3) where

(1) is the Specified Face Amount Monthly Cost of Insurance Rate (described below) multiplied by the net amount at risk divided by 1,000. The net amount at risk equals the Base Death Benefit at the end of the Policy Month before the deduction of the Monthly Cost of Insurance less the Gross Cash Surrender Value at the end of the Policy Month before the deduction of the Monthly Cost of Insurance;

(2) is the APB Face Amount Monthly Cost of Insurance Rate (described below) multiplied by the net amount at risk divided by 1,000. The net amount at risk equals the APB Death Benefit, which is the Total Death Benefit minus the Base Death Benefit, at the end of the Policy Month before the deduction of the Monthly Cost of Insurance

(3) is any Flat Extra specified in Section 1 of this Policy, times the Total Face Amount divided by 1,000.

The Account Value deduction occurs first to the initial Total Face Amount and second to successive increases.

The cost of insurance deductions described above are determined separately for the initial Specified Face Amount and the APB Face Amount and each increase in Specified Face Amount or APB Face Amount.

The Net Amount at Risk is affected by the performance of the Sub-Accounts to which premium is allocated, the cumulative premium paid, any Policy Debt, any partial surrenders, transaction fees and periodic charges. Monthly Cost of Insurance rates are based on the length of time the Policy has been in force and on the Insured's sex (except for unisex Policies), Issue Age, Class and table rating, if any. We will from time to time determine the applicable rates based on our expectations of future experience with respect to interest, mortality experience, persistency, expenses, profit and taxes. The expenses we consider will include, but not be limited to, any additional commissions we are required to pay as a result of any additional services that a corporate purchaser specifically requests or authorizes to be provided by our agent. Any variations will be based on uniformly applied criteria that do not discriminate unfairly against any owner. We anticipate the cost of insurance rates for coverage under the Policy to be less than the guaranteed maximum monthly rates shown in the Policy, unless the Insured has been rated a substandard risk. The cost of insurance rates shown in the Policy are based on the 1980 Commissioner's Standard Ordinary Mortality Table A (for males), Table B (for unisex) or Table G (for females). Monthly cost of insurance rates for classes of Insureds with substandard risk ratings are based on multiples of the CSO Mortality Tables described above.

Deferred Expense Load on Policy Year 1 Premium. A deduction for this expense load, which is assessed in Policy Years 2 through 7 and deducted on the Policy Anniversary, is based on premium payments in Policy Year 1 up to an including Target Premium. This Load is deducted from assets allocated to the Investment Options. The Premium Expense Load would be higher if the Deferred Expense Load on Policy Year 1 Premium was not imposed. It is comprised of the same elements as the Premium Expense Load. The load is guaranteed not to exceed 1.0%. Currently, the load will be no greater than 0.40%.

Other Charges and Expenses. We reserve the right to impose a charge for in-force illustrations, as more fully described at page 26. We currently do not impose a charge and guarantee any charge will not exceed $25.00. In addition, the interest charged for outstanding loans as well as the interest credited to the Loan Account is more fully described at page 23. Lastly, a flat extra charge may apply if an Insured is a substandard risk. A definition of "flat extra" is provided in the Glossary.

Directed Deductions. You have the ability to direct from which Investment Options the Mortality and Expense Risk Charge, Monthly Expense Charge, Deferred Expense Load on Policy Year 1 Premium and Monthly Cost of Insurance Charge deductions are taken. The deductions will be allocated among the selected Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value in all Investment Options selected. If you do not specify the allocation, or to the extent the total Account Value in all Investment Options selected is less than the deduction, deductions will be allocated among Investment Options in the same proportion that the Account Value attributable to each Investment Option bears to the total Account Value less the Loan Account immediately prior to the deduction.

Reduction of Charges. We reserve the right to reduce any of our charges and deductions in connection with the sale of the Policy if we expect that the sale may result in cost savings, subject to any requirements we may from time to time impose. We may change our requirements based on experience. We will determine the propriety and amount of any reduction. No reduction will be unfairly discriminatory against the interests of any owner.

Termination of Policy The Policy will terminate on the earliest of-
- - -	the date we receive your request to surrender, the expiration date of the grace period due to insufficient value, or the date of Insured's death.

                                                Other Policy Provisions

Alteration. Our sales representatives do not have the authority to either alter or modify the Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary or one of our vice presidents.

Assignments. During the lifetime of the Insured, you may assign all or some of your rights under the Policy. All assignments must be filed at our Service Office and must be in a form satisfactory to us. The assignment will then be effective as of the date you signed the form, subject to any action taken before it was recorded by us at our Service Office. We are not responsible for the validity or legal effect of any assignment. Neither the Policy nor any of your rights or those of a beneficiary may be assigned or transferred without our permission.

Owner and Beneficiary. The owner has the sole and absolute power to exercise all rights and privileges under the Policy without the consent of any other person unless you provide otherwise by written notice. The beneficiary has no rights under the Policy until the death of the Insured. A beneficiary is any person or entity, named in our records as the proper recipient of the Policy Proceeds. You may change beneficiary by sending notice in a form satisfactory to us. If there is no beneficiary living when the Insured dies, we will pay the Policy Proceeds under the Policy to you. If you are also the Insured, the Policy Proceeds will be paid to your estate.

Reports to Owners. We will send you a report at least once each Policy Year. The report will show current policy values, premiums paid and deductions made since the last report. It will also show the balance of any Policy Debt. Additionally, confirmations of individual transactions (e.g. premium payments, allocations, transfers) in the Policy will be sent at the time of the transaction.

Illustrations. Upon request, we will provide you with a hypothetical illustration of future Account Value and Death Benefits. Currently, we do not charge for the illustration but reserve the right to do so. Any fee will not exceed $25.00.

Misstatement of Age or Sex. If the age or sex (unless a unisex Policy) of the Insured is stated incorrectly in the Policy application, the amounts payable by us will be adjusted.

     Misstatement discovered at death-The Death Benefit will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex (unless a unisex Policy).

     Misstatement discovered prior to death-The Account Value will be recalculated from the Issue Date using the Monthly Cost of Insurance rates based on the correct age or sex (unless a unisex Policy).

Suicide. If the Insured commits suicide within two years after the Issue Date, We will not pay any part of the Policy Proceeds. We will refund to You the Premiums paid, less the amount of any Policy Debt and less any Partial Surrenders.

Incontestability. All statements made in the application or in a supplemental application are representations and not warranties. We will rely on these statements when approving the issuance, increase in total face amount, increase in Death Benefit over premium paid, reinstatement, or change in death benefit option of the Policy. No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application and was a material misrepresentation. After a Policy has been in force during the lifetime of the Insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after the increase has been in force during the lifetime of the Insured for two years from the effective date of coverage of the increase. Any increase in

Death Benefit over premium paid or increase in Death Benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insured for two years from the date of the increase. Further, any reinstatement will be incontestable after the reinstated policy has been in force during the lifetime of the Insured for two years from the effective date of reinstatement.

Addition, Deletion or Substitution of Investments. Shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the SEC. In addition, the investment policies of the Variable Account will not be changed without the approval of the Superintendent of Insurance of the State of New York. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts upon a Sub-Account elimination or combination. In the event of any substitution or other act described above, we may make appropriate amendment to the Policy to reflect the substitution.

Nonparticipating. The Policy does not pay dividends. The Policy does not share in our profits or surplus earnings.

Modification. Upon notice to you, we may modify the Policy if that modification-
- - - -

is necessary to make the Policy, the Variable Account or the Fixed Account comply with any law or regulation issued by a governmental agency to which we are subject;

is necessary to assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws as a life insurance policy;

is necessary to reflect a change in the operation of the Variable Account or the Sub-Accounts; or

adds, deletes or otherwise changes Investment Options.

When required, approval of the Securities and Exchange Commission will be obtained.

We also reserve the right to modify certain provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect the modification.

Entire Contract. Your entire contract with us consists of the Policy, the application(s), any riders, any endorsements and any other attachments. Any hypothetical illustrations prepared in connection with the Policy do not form a part of our contract with you and are intended solely to provide information about possible future performance, based solely upon data available at the time such illustrations are prepared.

Performance Information

From time to time, we may advertise total return and average annual total return of the Funds. This performance information, presented in sales literature, is based on historical earnings and is not intended to indicate future performance. Total return for a Portfolio refers to the total of the income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund. Total return of the Portfolio, net of Mortality & Expense Risk Charges, refers to the total of the income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund and net of the mortality and expense risk charge. Other charges, fees and expenses payable under the Policy are not deducted from the performance information. Average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Fund's or Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the Fund or Sub-Account, they are not the same as actual year-by-year results. We may compare performance information in reports and promotional literature, to-

- - -

the S&P 500, Dow Jones Industrial Average, Lehman Brothers Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;

other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, such as Morningstar, Inc., who rank such investment products on overall performance or other criteria; or

the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to owners and prospective owners. Topics may include-

- -

the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, short-term trading, dollar cost averaging, constant ratio transfer and account rebalancing);

the advantages and disadvantages of investing in tax-deferred and taxable investments;

- - -

customer profiles and hypothetical purchase and investment scenarios;

financial management and tax and retirement planning; and

investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policy and the characteristics of and market for such financial instruments.

The Policy was first offered to the public in 2006. We may, however, advertise return data based on the period of time that the Funds have been in existence. The results for any period prior to the time the Policy was first publicly offered will be calculated as if the Policy had been offered during that period of time.

Voting Rights

We will vote shares of the Funds held in the Variable Account in accordance with instructions received from policyowners having interests in the corresponding Sub-Accounts, to the extent required by law. We will provide each policyowner who has interests in a Sub-Account with the proxy materials of the corresponding Fund, together with an appropriate form for the policyowner to submit its voting instructions to us. We will vote shares for which we receive no timely instructions, together with shares not attributable to any Policy, in the same proportion as those shares held by the Sub-Account for which we receive instructions. As a result of proportional voting, the instructions of a small number of policyowners could determine the outcome of a proposal subject to shareholder vote.

We will determine the number of shares for which you are entitled to provide voting instructions as of the record date established for the applicable Fund. This number is determined by dividing your Account Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Fund.

We may, if required by state insurance regulators, disregard voting instructions if the instructions require shares to be voted to cause a change in the subclassification or investment objective of one or more of the Funds, or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions in favor of any change in the investment policies or in any investment adviser or principal underwriter of a Fund. Our disapproval of any such change must be reasonable and, in the case of change in investment policies or investment adviser, based on a good faith determination that the change would be contrary to state law or otherwise inappropriate in light of the objectives and purposes of the Fund. If we disregard voting instructions, we will include a summary of and the reasons for that action in our next periodic report to policyowners.

We reserve the right to vote shares held in the Variable Account in our own right, if permitted by applicable law.

Distribution of Policy

The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold. Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (the "NASD") and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the NASD.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for sale of the Policy. The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent. This compensation is not paid directly by the Policy Owner or the Variable Account. The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds. The amount and timing of commissions the Company may pay to Selling Broker-Dealers is not expected to be more than 40% of premium paid in the first Policy Year and 15% per annum of premium paid in Policy Years two through seven. We may also pay a commission of-

-	up to 0.15% per annum of Account Value for Policy Years one through twenty; and

-	up to 0.10% per annum of Account Value thereafter.

We may also pay up to an additional 0.15% per annum of Account Value to broker-dealers who provide additional services specifically requested or authorized by corporate purchasers. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.

Federal Income Tax Considerations

The following is a summary of our understanding of current federal income tax laws and is not intended as tax advice. You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively. New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts.

Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser. We do not make any representation or provide any guarantee regarding the federal, state or local tax treatment of any Policy or any transaction involving a Policy.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code. Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value. Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us. Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account. Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor. We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

Taxation of Policy Proceeds

Section 7702 of the Code provides certain tests for whether a policy will be treated as a "life insurance contract" for tax purposes. Provided that the policyowner of the Policy has an insurable interest in the Insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract. As such, the Death Benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the policyowner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts and the Fixed Account, until actual receipt thereof.

However, you will be taxed on all of the accumulated income under the Policy on its maturity date and there can be no assurance that an election to extend the maturity date of the Policy will avoid that result. In addition, a corporate owner may be subject to alternative minimum tax on the annual increases in Cash Surrender Values and on the portion of the Death Benefit under the Policy that exceeds its Cash Surrender Value.

To qualify as a life insurance contract under Section 7702, the Policy must satisfy certain actuarial requirements. Section 7702 requires that actuarial calculations be based on mortality charges that meet the "reasonable mortality charge" requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy. The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues. Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called "sub-standard risks") meet the applicable requirements, we cannot be certain. It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

For a variable contract like the Policy to qualify as life insurance for federal income tax purposes, it also must comply with the investment diversification rules found in Section 817 of the Code. We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an "owner control" test. If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Rev. Rul. 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts underlying assets for federal income tax purposes.

Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Policy and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the ability to transfer among investment choices should prevent the holding in Rev. Rul. 2003-91 from applying. Nevertheless, you should consult with a competent tax adviser on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Policy.

The guidelines in Rev. Rul. 2003-91 do not address the treatment of a policyholder which is, or which is affiliated with, an investment manager. Any investment manager or affiliate who purchases a Policy assumes the risk that it may be treated as the owner of the investments underlying the Policy under the "owner control" rules because of the investment manager's control over assets held under the Policy. However, because the diversification rules would permit an investment manager (or its affiliate) to hold a direct investment in an investment option under the Policy, we do not believe that the application of the "owner control" rules to an investment manager (or its affiliate) should affect you.

In the future, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject. Accordingly, we reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Policy in a manner that was designed to prevent you from being considered the owner of the assets of the Separate Account. You bear the risk that you may be treated as the owner of Separate Account assets and taxed accordingly.

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code. Due to the flexibility of the payment of premiums and other rights you have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy. A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums. If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level. If there is a "material change" to the Policy, the seven year testing period for Modified Endowment Contract status is restarted. A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract. We have undertaken measures to prevent payment of a premium from inadvertently causing the Policy to become a Modified Endowment Contract. In general, you should consult a qualified tax adviser before undertaking any transaction involving the Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

If a Policy is not a Modified Endowment Contract, cash distributions from the Policy are treated first as a nontaxable return of the owner's "Investment in the Policy" and then as a distribution of the income earned under the Policy, which is subject to ordinary income tax. (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years. Such a cash distribution is taxed in whole or in part as ordinary income.) Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner's gross income.

If a Policy is a Modified Endowment Contract, distributions from the Policy are treated as ordinary income subject to ordinary income tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy. Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy. A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies ) of the policyowner and the policyowner's Beneficiary. These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual). For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us (or our affiliates) to the same policyowner during any calendar year are treated as one Modified Endowment Contract.

There are substantial limits on the deductibility of policy loan interest. You should consult a qualified tax adviser regarding such deductions.

Upon the complete maturity, surrender or lapse of the Policy, the amount by which the sum of the Policy's Cash Surrender Value and any unpaid Policy Debt exceeds the policyowner's "Investment in the Policy" (as defined below) is treated as ordinary income subject to tax. Any loss incurred upon surrender generally is not deductible. Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of the Policy, or a surrender or lapse of the Policy for purposes of that tax.

The term "Investment in the Policy" means-
- - -

the aggregate amount of any premiums or other consideration paid for a Policy, minus the aggregate amount received under the Policy which is excluded from the owner's gross income (other than loan amounts), plus the amount of any loan from, or secured by, the Policy that is a Modified Endowment Contract (as defined below) to the extent that such amount is included in the policyowner's gross income.

The "Investment in the Policy" is increased by any unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income. Since the Policy Debt was treated as a taxable distribution at the time the Policy Debt was incurred, the failure to increase the "Investment in the Policy" by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

The amount realized that is taken into account in computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

If a Policy is not a Modified Endowment Contract, then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

Whether or not the Policy is a Modified Endowment Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

A policyowner generally will not recognize gain upon the exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy's Account Value (which includes unpaid policy loans) exceeds the policyowner's Investment in the Policy.

A transfer of the Policy, a change in the policyowner, a change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if you transfer the Policy or designate a new policyowner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in your taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee. Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to you as ordinary income. Federal, as well as state and local, estate, inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

Withholding

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner may credit against his or her federal income tax liability for the year of distribution any amounts that we withhold.

Tax Return Disclosure

The Company believes that the purchase of a Policy is not currently subject to the tax return disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4. However, it is your responsibility, in consultation with your tax and legal counsel and advisers, to make your own determination as to the applicability of the disclosure requirements of IRC Section 6011 and Treasury Regulation Section 1.6011-4 to your federal tax return. The Company believes that the customer list requirements of IRC Section 6112 and Treasury Regulation Section 1.6112-1 are not currently applicable to such offerings and sales. Under IRC Section 6111 and Temporary Treasury Regulation Section 301.6111, the Company is required to register with the IRS any offerings or sales of Policies that are considered tax shelters. The Company believes that registration would not be required under current regulations with respect to sales of the offering or sale of a Policy.

Other Information

State Regulation

We are subject to the laws of New York governing life insurance companies and to regulation by New York's Superintendent of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Experts

Actuarial matters concerning the Policy have been examined by Joshua Sobol, FSA, MAAA, Associate Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You may refer to the registration statement for additional information about us, the Variable Account, the underlying Funds and the Policy.

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Variable Account or shares of any Fund held in the Variable Account. The Statement of Additional Information does not contain financial statements for the Variable Account as it did not have operations prior to the date of this prospectus. Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A
Glossary of Policy Terms


Account Value-The sum of the amounts in each Sub-Account of the Variable Account, the Fixed Account and the amount of the Loan Account. Account Value does not include Policy Debt. Policy Debt, which includes the amount of loans and interest charged, is not deducted from Account Value. It is reflected in the amounts received upon surrender or payment of Policy Proceeds. It is also reflected in the amount of total Account Value that may be borrowed against.

Anniversary-The same day in each succeeding year as the day of the year corresponding to the Issue Date.

APB Death Benefit- The death benefit associated with the APB.

APB Face Amount ("APB")-The amount of additional life insurance coverage you request as specified in the Policy. The APB Face Amount terminates no later than the Insured's Attained Age 100.

Attained Age-The Insured's Issue Age plus the number of completed Policy Years.

Base Death Benefit-The death benefit under the Policy, exclusive of any APB or any other supplemental benefits.

Business Day-Any day that we are open for business.

Cash Surrender Value-The Gross Cash Surrender Value less the balance of any outstanding Policy Debt.

Class-The risk, underwriting, and substandard table rating, if any, classification of the Insured.

Daily Risk Percentage-The applicable daily rate for deduction of the mortality and expense risk charge.

Death Benefit-The sum of the Base Death Benefit and any APB Death Benefit. For purposes of calculating the Death Benefit, the Account Value will be increased by the value provided by the Enhancement Benefit.

Death Benefit Percentage-A percentage prescribed by the Internal Revenue Code to insure the death benefit provided under the Policy meets the definition of "life insurance" under the Internal Revenue Code.

Deferred Expense Load on Policy Year 1 Premium-An expense charge, assessed in the second and subsequent Policy Years, up to and including Policy Year 7, based on premium paid during Policy Year 1.

Due Proof-Such evidence as we may reasonably require in order to establish that Policy Proceeds are due and payable. Generally, evidence will consist of the Insured's death certificate.

Effective Date of Coverage-

- - -

Initially, the Investment Start Date;

with respect to any increase in the Total Face Amount, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for such increase; and

with respect to any decrease in the Total Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

Fixed Account-The portion of the Account Value funded by assets invested in our General Account.

Flat Extra-An additional charge imposed if the Insured is a substandard risk. It is a flat dollar charge per $1000 of Specified Face Amount and any APB Face Amount.

Fund-A mutual fund in which a Sub-Account invests.

General Account-The assets held by us other than those allocated to the Sub-Accounts of the Variable Account or any of our other separate accounts.

Gross Cash Surrender Value-The Account Value increased by any Enhancement Benefit. Insured-The person on whose life the Policy is issued.
Investment Option-The Fixed Account and any of the Sub-Accounts of the Variable Account. Investment Start Date-The date the first premium is applied, which will be the later of
- - -	the Issue Date, the Business Day we approve the application for a Policy, or the Business Day we receive a premium equal to or in excess of the Minimum Premium.

Issue Age-The Insured's age as of the Insured's birthday nearest the Issue Date.

Issue Date-The date specified in the Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured.

Loan Account-An account established for the Policy, the value of which is the principal amount of any outstanding loan against the Policy, plus credited interest thereon.

Minimum Premium-The premium amount due and payable as of the Issue Date, as specified in the Policy. The Minimum Premium varies based on the Class, Issue Age, and sex of the Insured and the Total Face Amount of the Policy.

Monthly Anniversary Day-The same day in each succeeding month as the day of the month corresponding to the Issue Date.

Monthly Cost of Insurance-A deduction made on a monthly basis for the Specified Face Amount and any APB Face Amount provided by the Policy.

Monthly Expense Charge-A per Policy deduction made on a monthly basis for administration and other expenses.

Net Premium-The amount you pay as the premium minus the Premium Expense Load.

Policy-The form issued by Sun Life Insurance and Annuity Company of New York which evidences the insurance coverage provided and is a contract between the policyowner and the Company.

Policy Debt-The principal amount of any outstanding loans against the Policy, plus accrued but unpaid interest on such loans.

Policy Month-A one-month period commencing on the Issue Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

Policy Proceeds-The amount determined in accordance with the terms of the Policy that is payable at the death of the Insured.

Policy Year-A one-year period commencing on the Issue Date or any Anniversary and ending on the next Anniversary.

Premium Expense Load - The percentage charge applied to premium. It includes two elements. One element is for state and federal tax obligations and the other element is a sales load to cover costs related to policy issuance.

SEC-Securities and Exchange Commission.

Service Office- One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as We may hereafter specify to You by written notice.

Specified Face Amount-The amount of life insurance coverage you request, as specified in the Policy.

Sub-Accounts-Sub-Accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

Target Premium-An amount of premium specified as such in the Policy, used to determine our Premium Expense Load and Deferred Expense Load on Policy Year 1 Premium deductions.

Target Premium Factor--Factors that are approximately equal to the Seven Pay Premium factors referenced in the Internal Revenue Code.

Total Face Amount-The sum of the Specified Face Amount and APB Face Amount.

Unit-A unit of measurement that we use to calculate the value of each Sub-Account.

Unit Value-The value of each Unit of assets in a Sub-Account.

Valuation Date-A day that the New York Stock Exchange is open for business. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

Valuation Period-The period of time from one Valuation Date to the next Valuation Date.

Variable Account-Sun Life (N.Y.) Variable Account J, one of our separate accounts, established for the purpose of funding variable insurance benefits payable under the Policy.

Appendix B
Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us. Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers' information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information.

We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products. When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you. As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:
-	Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;
-	Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and
-	Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts. Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law.

We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them. The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements. Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers' nonpublic personal information. These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers' nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us. If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts. Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice. Other Sun Life Financial affiliated companies have adopted their own privacy policies. Please check their websites for details.
Insurance Companies	Distributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada	Clarendon Insurance Agency, Inc.
Sun Life Assurance Company of Canada (U.S.)	Sun Life Financial Distributors, Inc.
Sun Life Insurance and Annuity Company of New York	IFMG of Oklahoma, Inc.
Independence Life and Annuity Company	IFS Agencies, Inc.
(including the separate accounts of these companies)	IFS Agencies of Alabama, Inc.
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
IFMG Securities, Inc.
LSC Insurance Agency of Arizona, Inc.

The SAI includes additional information about Sun Life (N.Y.) Variable Account J and is incorporated herein by reference. The SAI and personalized illustrations of death benefits, cash surrender values and cash values are available upon request. There is no charge for the SAI. We currently do not charge for personalized illustrations but reserve the right to do so. You may make inquiries about the Policy, request an SAI and request a personalized illustration by calling 1-800-468-9890.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C. To find out more about this public service, call the Securities and Exchange Commission at 202-942-8090. Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

Securities Act of 1933 File No. 333-136435

Investment Company Act File No. 811-21937
PART B
STATEMENT OF ADDITIONAL INFORMATION
SUN LIFE LARGE CASE VUL NY
VARIABLE UNIVERSAL LIFE POLICY
SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT J

____February 1, 2007

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Sun Life Large Case VUL NY prospectus, dated February 1, 2007. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Sun Life Insurance and Annuity Company of New York ("the Company") at One Sun Life Executive Park, Wellesley Hills, MA 02481 or calling 1-800-468-9890.

TABLE OF CONTENTS
THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
DISTRIBUTION AND UNDERWRITING OF POLICY	2
THE POLICY	3
FINANCIAL STATEMENTS OF THE COMPANY	5

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life Insurance and Annuity Company of New York. Sun Life Financial ultimately controls Sun Life Insurance and Annuity Company of New York through the following intervening companies: Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Financial Corp.

We established Variable Account J on July 12, 2006, pursuant to a resolution of our Board of Directors. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account and paying charges relative to the Variable Account. The Variable Account will be fully funded at all times for the purposes of the Federal securities laws.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sun Life Insurance and Annuity Company of New York that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report, dated March 23, 2006, expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the adoption of the American Institute of Certified Public Accountants' Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises of Certain Nontraditional Long-Duration Contracts and for Separate Accounts, effective January 1, 2004 as discussed in Note 1), and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Their office is located at 200 Berkeley St, Boston, Massachusetts.

DISTRIBUTION AND UNDERWRITING OF THE POLICY

The Policy is offered on a continuous basis.  The Policy is sold by licensed insurance agents ("Selling Agents") in those states where the Policy may be lawfully sold.  Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (the "NASD") and who have entered into selling agreements with the Company and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.  Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the NASD.

The Company (or its affiliates, for the purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for sale of the Policy.  The Selling Agents who solicit sales of the Policy typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent.  This compensation is not paid directly by the Policy Owner or the Separate Account.  The Company intends to recoup this compensation through fees and charges imposed under the Policy, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.  The amount and timing of commissions the Company may pay to Selling Broker-Dealers is not expected to be more than 40% of premium paid in the first Policy Year and 15% per annum of premium paid in Policy Years two through seven.  We may also pay a commission of-

 -

-

 up to 0.15% per annum of Account Value for Policy Years one through twenty; and

up to 0.10% per annum of Account Value thereafter.

We may also pay up to an additional 0.15% per annum to broker-dealers who provide additional services specifically requested or authorized by corporate purchasers.  The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including, in some cases, payments to affiliates of the Company such as Sun Life Financial Distributors, Inc., in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers.  These allowances may be based on a percentage of premium, a percentage of Account Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support.  These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level of and type of marketing and distribution support provided.  Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealer's preferred or recommended list, access to the Selling Broker-Dealer's registered representatives for purposes of promoting sales of the Company's products, assistance in training and education for the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual aggregate sales of our variable policies (including the Policy), in most cases not to exceed 3% of aggregate sales attributable to the Selling Broker-Dealer and/or may be a fixed dollar amount.

THE POLICY

To apply for a Policy, you must submit an application to our Service Office.  We will then follow underwriting procedures designed to determine the insurability of the proposed Insured.  We offer the Policy on a regular (or medical) underwriting, simplified underwriting, expanded guaranteed issue or guaranteed issue basis.  The proposed Insured generally must be less than 81 years old for a Policy to be issued.  For Policies underwritten on a medical or simplified basis, we may require that the proposed Insured undergo one or more medical examinations and that you provide us with such additional information as we may deem necessary, before an application is approved.  We will issue Policies on an expanded guaranteed issue or guaranteed issue basis with respect to certain groups of Insureds.  Policies issued on such basis must be pre-approved based on information you provide to us on a master application and on certain other underwriting requirements which all members of a proposed group of Insureds must meet.  Proposed Insureds must be acceptable risks based on our underwriting limits and standards.  We will not issue a Policy until the underwriting process has been completed to our satisfaction.  In addition, we reserve the right to reject an application that does not meet our underwriting requirements or to "rate" an Insured as a substandard risk, which will result in increased cost of insurance charges.  The cost of insurance charges are based on the 1980 Commissioner's Standard Ordinary Mortality Table A (for males), Table B (for unisex) or Table G (for females).

Premium Expense Load. We deduct a load from each premium payment which includes two elements.  One element covers State and Federal tax obligations.  The second element covers costs of issuing and selling the Policy, including sales commission, marketing allowance to broker-dealers, cost of printing the prospectuses and marketing materials and advertising expenses.  The costs of issuing the Policy are those that are not covered by other explicit charges, including the review of applications, processing the applications and establishing policyowner records.  To the extent the costs exceed the Premium Expense Load, the Company will use general account assets, including any profits realized from the Mortality and Expense Risk Charges and Cost of Insurance charges.  The tax element is an average of anticipated taxes and the policyowner may pay more or less than the actual tax obligations applicable to the Policy.

The Premium Expense Load for Policy Years 1 through 7 is guaranteed not to exceed 12.5% on each premium payment up to and including Target Premium and 5.5% on premium paid in excess of Target Premium.  The Premium Expense Load for Policy Year 8 and thereafter is guaranteed not to exceed 3.25% on all premium payments.

Target Premium varies based on the Total Face Amount and the Insured's Issue Age and sex.  We may reduce or waive the Premium Expense Load for certain group or sponsored arrangements and corporate purchasers.

Reduction of Charges.  We reserve the right to reduce any of our charges and deductions in connection with the sale of the Policy if we expect that the sale may result in cost savings, subject to any requirements we may from time to time impose.  We may change our requirements based on experience.  We will determine the propriety and amount of any reduction.  No reduction will be unfairly discriminatory against the interests of any class of policyowner.  Additional information may be obtained by calling the Company at 1-800-468-9890.

Increase in Face Amount.  You may request an increase in the Specified Face Amount or Additional Protection Benefit Face Amount ("APB" Face Amount).  You may need to provide satisfactory evidence of the Insured's insurability.  Once requested, an increase will become effective at the next monthly anniversary day on or following our approval of your request.

If there are increases in the Specified Face Amount or APB Face Amount other than increases caused by changes in the death benefit option, the cost of insurance charge is determined separately for the initial Specified Face Amount and initial APB Face Amount and each increase in the Specified Face Amount and APB Face Amount.

FINANCIAL STATEMENTS

The financial statements of Sun Life Insurance and Annuity Company of New York are included in this Statement of Additional Information.  The financial statements of Sun Life Insurance and Annuity Company of New York are provided as relevant to its ability to meet its financial obligations under the Policies and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF INCOME

(in thousands)

For the years ended December 31,

2005

2004

2003

Revenues

 Premiums and annuity considerations

$

32,247

$

35,006

$

28,457

 Net investment income

94,264

93,870

85,302

 Net realized investment (losses) gains

(4,086)

9,301

10,647

 Fee and other income

13,578

13,562

13,988

Total revenues

136,003

151,739

138,394

Benefits and Expenses

 Policyowner benefits

25,663

26,622

26,651

 Interest credited

69,641

78,220

78,432

 Other operating expenses

23,489

19,305

16,118

 Amortization of deferred policy acquisition costs

9,491

5,763

7,390

Total benefits and expenses

128,284

129,910

128,591

 Income before income tax expense and cumulative effect of change in accounting principle

7,719

21,829

9,803

Income tax expense

Federal

2,278

7,229

3,149

State

-

82

-

Income tax expense

2,278

7,311

3,149

 Income before cumulative effect of change in accounting principle, net of tax

5,441

14,518

6,654

 Cumulative effect of change in accounting principle, net of tax benefit of $471

-

(874)

-

Net income

$

5,441

$

13,644

$

6,654

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

BALANCE SHEETS

(in thousands, except share data)

December 31, 2005

December 31, 2004

ASSETS

Investments:

 Fixed maturity securities available-for-sale at fair value (amortized cost of $1,684,650 and $1,810,764 in 2005 and 2004, respectively)

$

1,682,864

$

1,846,019

Mortgage loans

144,422

136,561

Policy loans

188

153

Cash and cash equivalents

54,540

43,262

Total investments

1,882,014

2,025,995

Accrued investment income

18,400

19,244

Deferred policy acquisition costs

80,640

66,690

Deferred federal income taxes

4,273

-

Goodwill

37,788

37,788

Receivable for investments sold

1,471

5,383

Reinsurance receivable

5,886

6,381

Other assets

4,848

3,637

Separate account assets

681,218

647,184

Total assets

$

2,716,538

$

2,812,302

LIABILITIES

Contractholder deposit funds and other policy liabilities

$

1,642,039

$

1,774,281

Future contract and policy benefits

50,549

49,813

Deferred federal income taxes

-

4,949

Payable for investments purchased

12,053

25,918

Other liabilities and accrued expenses

38,676

8,624

Separate account liabilities

681,218

647,184

Total liabilities

2,424,535

2,510,769

Commitments and contingencies - Note 18

STOCKHOLDER'S EQUITY

Common stock, $350 par value - 6,001 shares authorized;

 6,001 shares issued and outstanding

2,100

2,100

Additional paid-in capital

239,963

239,963

Accumulated other comprehensive (loss) income

(488)

14,483

Retained earnings

50,428

44,987

Total stockholder's equity

292,003

301,533

Total liabilities and stockholder's equity

$

2,716,538

$

2,812,302

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the years ended December 31,

2005

2004

2003

Net income

$

5,441

$

13,644

$

6,654

Other comprehensive income

Net unrealized holding (losses) gains on available-for-sale

securities, net of tax and policyholder amounts

(10,760)

1,383

13,621

Reclassification adjustments of realized investment (gains)

into net income, net of tax

(4,211)

(11,646)

(14,191)

Other comprehensive (loss)

(14,971)

(10,263)

(570)

Comprehensive (loss) income

$

(9,530)

$

3,381

$

6,084

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

For the years ended December 31,

Common Stock

Additional Paid-In Capital

Accumulated Other Comprehensive (Loss) Income

Retained Earnings

Total Stockholder's Equity

 Balance at December 31, 2002

$

2,100

$

239,963

$

25,316

$

24,689

$

292,068

Net income

-

-

-

6,654

6,654

Other comprehensive loss

-

-

(570)

-

(570)

 Balance at December 31, 2003

2,100

239,963

24,746

31,343

298,152

Net income

-

-

-

13,644

13,644

Other comprehensive loss

-

-

(10,263)

-

(10,263)

 Balance at December 31, 2004

2,100

239,963

14,483

44,987

301,533

Net income

-

-

-

5,441

5,441

Other comprehensive loss

-

-

(14,971)

-

(14,971)

Balance at December 31, 2005

$

2,100

$

239,963

$

(488)

$

50,428

$

292,003

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31,

2005

2004

2003

Cash Flows From Operating Activities

Net income

$

5,441

$

13,644

$

6,654

Adjustments to reconcile net income to net cash provided by

(used in) operating activities:

Amortization of discount and premiums

7,224

11,239

13,252

Amortization of deferred policy acquisition costs

9,491

5,763

7,390

Net realized investment losses (gains)

4,086

(9,301)

(10,647)

Interest credited to contractholder deposit funds

69,641

78,220

78,432

Deferred federal income taxes

(947)

7,185

4,971

Cumulative effect of change in accounting principle, net

of tax

-

874

-

Changes in assets and liabilities:

Deferred policy acquisition costs

(9,646)

(15,086)

(28,231)

Accrued investment income

844

826

(2,720)

Other, net

29,604

6,549

(34,752)

Future contract and policy benefits

736

132

8,250

Net cash provided by operating activities

116,474

100,045

42,599

Cash Flows From Investing Activities

Sales, maturities and repayments of:

Available-for-sale fixed maturities

673,665

1,531,260

905,423

Equity securities

-

766

-

Mortgage loans

7,584

19,960

4,285

Purchases of:

Available-for-sale fixed maturities

(568,813)

(1,596,830)

(1,158,294)

Equity securities

-

(623)

-

Mortgage loans

(15,445)

(48,624)

(61,360)

Net change in payable/receivable of investments purchased

and sold

-

(4,507)

(47,170)

Net change in policy loans

(35)

121

(4)

Net change in short-term investments

-

-

6,390

Net cash provided by (used in) investing activities

96,956

(98,477)

(350,730)

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

STATEMENTS OF CASH FLOWS (Continued)

(in thousands)

For the years ended December 31,

2005

2004

2003

Cash Flows From Financing Activities

Deposits to contractholder deposit funds

$

53,495

$

147,241

$

363,764

Withdrawals from contractholder deposit funds

(255,647)

(171,504)

(152,886)

Other, net

-

1,621

(10,375)

Net cash (used in) provided by financing activities

(202,152)

(22,642)

200,503

Increase in cash and cash equivalents

11,278

(21,074)

(107,628)

Cash and cash equivalents, beginning of year

43,262

64,336

171,964

Cash and cash equivalents, end of year

$

54,540

$

43,262

$

64,336

Supplemental Information

Income taxes refunded

$

274

$

525

$

2,889

The accompanying notes are an integral part of the financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

On December 31, 2002, Sun Life Insurance and Annuity Company of New York ("Sun NY Predecessor"), which was a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life U.S."), and Keyport Benefit Life Insurance Company ("KBL"), which was a wholly-owned subsidiary of Keyport Life Insurance Company ("Keyport"), an affiliate, merged, with Sun NY Predecessor as the surviving company ("the Company"), and the Company issued 4,001 additional shares of common stock to Keyport in exchange for the assets and liabilities of KBL.  As a result of the additional common stock issuance, the Company became a subsidiary of both Keyport and Sun Life U.S., with Keyport owning 67% of the common stock of the Company.  The merger had no effect on the existing rights and benefits of policyholders or contract holders of either company.

The merger was accounted for under Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations."  Under SFAS No. 141, transfers of net assets and exchanges of shares between entities under common control are recorded at their carrying amounts at the date of transfer.  The financial statements of prior periods have been restated to give effect to the merger as of November 1, 2001, the date on which the predecessor companies came under common control.

On December 31, 2003, Keyport was merged with and into Sun Life U.S. with Sun Life U.S as the surviving company.  Consequently, the Company is now a wholly-owned subsidiary of Sun Life U.S.

The Company is engaged in the sale of fixed and variable annuity contracts, individual life and group life insurance, stop loss and group disability insurance.  These contracts are sold by insurance agents, some of whom are registered representatives of national and regional stock brokerage firms, and brokers.  The Company is licensed and authorized to write all the business that was previously written by KBL and Sun NY Predecessor.

The Company is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("SLC - U.S. Ops Holdings") and is an indirect wholly-owned subsidiary of Sun Life Financial Inc. ("SLF"), a reporting company under the Securities Exchange Act of 1934.  SLF and its subsidiaries are collectively referred to herein as "Sun Life Financial."

As of December 31, 2004, SLC - U.S. Ops Holdings, was a direct wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"), 150 King Street West, Toronto, Ontario, Canada.  SLOC is a life insurance company incorporated in 1865.  As of December 31, 2005, SLOC transacted business directly or through its subsidiaries and joint ventures in all of the Canadian provinces and territories, all of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Hong Kong, Bermuda, Barbados, Philippines, Indonesia, China and India.  SLOC is a direct wholly-owned subsidiary of SLF.

On January 4, 2005, a reorganization was completed under which most of SLOC's asset management businesses in Canada and the United States were transferred to Sun Life Financial Corp., a newly incorporated wholly-owned subsidiary of SLF. After this reorganization, the operations remaining in SLOC consist primarily of Sun Life Financial's life, health and annuities businesses in Canada, most of its life and health businesses in the United States, and all of its operations in the United Kingdom and Asia.  SLOC continues to be a direct wholly-owned subsidiary of SLF.  The Company is now an indirect subsidiary of Sun Life Financial Corp., and continues to be an indirect subsidiary of SLF.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  The most significant estimates are those used in determining fair value of financial instruments, goodwill, deferred policy acquisition costs ("DAC"), the liabilities for future policyholder benefits and other-than-temporary impairments of investments.

Financial Instruments

In the normal course of business, the Company may enter into transactions involving various types of financial instruments, including cash and cash equivalents, fixed maturity securities, mortgage loans, equity securities, debt, loan commitments and financial guarantees.  These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation.  The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Cash and Cash Equivalents

Cash and cash equivalents include cash, commercial paper, money market investments, and short term bank participations.  All such investments have been purchased with maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Investments

The Company accounts for its investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  At the time of purchase, fixed maturity securities are classified based on intent, as either held-to-maturity or available-for-sale.  In order for the securities to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity.  Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts.  Securities that do not meet this criteria are classified as available-for-sale.  Available-for-sale securities are carried at estimated fair value with changes in unrealized gains or losses reported as a separate component of other comprehensive income.  Fair values for publicly traded securities are obtained from external market quotations.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities, repayment and liquidity characteristics.  The Company does not engage in trading activities.  All of the Company's fixed maturity securities are classified as available-for-sale.  Included with available-for-sale fixed maturities are mortgage backed securities in To Be Announced ("TBA") form.  The Company records these purchases on trade date and the corresponding payable is recorded as an outstanding liability in the payable for investments purchased until the settlement date of the transaction.  All security transactions are recorded on a trade-date basis.

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment charge on a security if it is determined that the Company will be unable to recover all amounts due under the contractual obligations of the security.  Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired security for additional impairment, if necessary.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments (continued)

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses.  Mortgage loans acquired at a premium or discount are carried at amortized values, net of provisions for estimated losses.  Loans include commercial first mortgage loans and are diversified by property type and geographic area throughout the United States.  Mortgage loans are collateralized by the related properties and generally are no more than 75% of each property's value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan.  Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price.  A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount.  Loans are also charged against the allowance when determined to be uncollectible.  The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay.  While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Policy loans are carried at the amount of the outstanding principal balance.  The loans are collateralized by the respective insurance policy and do not exceed the excess of the net cash surrender value of the policy.

Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the average cost method.  When an impairment of a specific investment is determined to be other-than-temporary, inclusive of changes in the provision for estimated losses on mortgage loans, a realized investment loss is recorded.

Income on investments is recorded on the accrual basis.  Investments are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful.  When an investment is placed in non-accrual status, all interest previously accrued is reversed against current period interest income.  Interest accruals are resumed on such investments only when the investments have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the investments are estimated to be fully collectible as to both principal and interest.

Deferred Policy Acquisition Costs

Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business.  Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts.  Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges, interest credited, policyholder benefits and direct variable administrative expenses.  This amortization is reviewed periodically and adjusted retrospectively when the Company revises the actual profits and its estimate of future gross profits to be realized from investment-type contracts, including realized and unrealized gains and losses from investments.

Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Policy Acquisition Costs (continued)

DAC is also adjusted for amounts relating to the recognition of unrealized investment gains and losses.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income.  DAC was increased (decreased) by $0.8 million and $(12.5) million at December 31, 2005 and 2004, respectively, relating to this adjustment.

Other Assets

Property, equipment, and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization.  Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the term of the lease or the estimated useful life of the improvements.

Policy liabilities and accruals

Contractholder deposit funds consist of policy values that accrue to the holders of investment-related products, such as deferred annuities and guaranteed investment contracts.  The liabilities consist of net deposits and interest credited less administrative charges.  The liability is before the deduction of any applicable surrender charges.

Future contract and policy benefits are liabilities for traditional life, disability, stop loss and annuity products.  Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force.  The liabilities associated with traditional life insurance, annuity, stop loss and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency.  The assumptions used are based upon the Company's experience and industry standards.

Other policy liabilities include liabilities for policy and contract claims.  These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported.  The amount reported is based upon historical experience, adjusted for trends and current circumstances.  Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses.  Revisions of these estimates are included in operations in the year such refinements are made.

Guaranteed minimum accumulation benefits or withdrawal benefits are considered to be derivatives under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a 50 year projection.  Policyholder assumptions are based on experience studies.

Revenue and Expenses

Premiums for traditional individual life and annuity products are considered earned revenue when due.  Premiums related to group disability insurance and stop loss are recognized as earned revenue pro-rata over the contract period.  The unexpired portion of these premiums is recorded as unearned premiums.  Revenue from investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy, and surrender charges.  Revenue is recognized when the charges are assessed, except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expenses (continued)

Benefits and expenses related to traditional life, annuity and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and to spread income recognition over the expected life of the policy.  For universal life-type and investment-type contracts, expenses include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

Operating Expenses

Operating expenses primarily represent allocated compensation and general and administrative expenses.  Management believes intercompany expenses are calculated on a reasonable basis, however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

Income Taxes

For 2005, the Company will file a stand-alone federal income tax return, as it did for 2004 and 2003.  For periods prior to 2003, the Company participated in a consolidated tax return with certain affiliates; however, federal income taxes were calculated as if the Company was filing a separate federal income tax return.  Taxes are computed under SFAS No. 109, "Accounting for Income Taxes."  Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109.  These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

Separate Accounts

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits and they are generally not subject to liabilities that arise from any other business of the Company.  Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities.  Contracts for which funds are invested in separate accounts include variable life insurance and individual qualified and non-qualified variable annuity contracts.  Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings, less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements.  Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the policyholder.  The activity of the separate accounts is not reflected in the financial statements except for: (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned; and (2) the activity related to the guaranteed minimum death benefit ('GMDB'), guaranteed minimum accumulation benefit ('GMAB') and guaranteed minimum withdrawal benefit ('GMWB') as reflected in the Company's financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

In November of 2005, the Financial Accounting Standards Board (the "FASB") issued FASB Staff Position 115-1 and 124-1 ("FSP FAS 115-1 and FAS 124-1") "The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments."  This FSP is effective for reporting periods beginning after December 15, 2005.  FSP FAS 115-1 and FAS 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss.  The statement also includes accounting guidance for periods subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  Adoption of this FSP will not impact the methodology used by the Company to determine and measure impaired investments.  See disclosure in Note 4.

In September of 2005, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts."   This SOP provides guidance on accounting by insurance companies for DAC on internal replacements other than those specifically described in FASB Statement No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments."  This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  The Company is in the process of evaluating the provisions of the proposed SOP and its impact on the Company's financial position and results of operations.

In May of 2005, the FASB issued FASB Statement No. 154 "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3."  This statement is effective for fiscal years beginning after December 15, 2005.  This statement changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle.  The statement eliminates the requirement in Accounting Principles Board Opinion No. 20 to include the cumulative effect of a change in accounting in the income statement in the period of change and requires retrospective applications to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the specific period effects or the cumulative effect of the change.  This statement applies to changes required by new accounting pronouncements only when the pronouncement does not include specific transition guidance.  The Company will adopt this statement as required in 2006 and report any changes in accounting principle to be implemented in accordance with the requirements of this pronouncement.

Other Accounting Pronouncements

On January 1, 2004, the Company adopted the American Institute of Certified Public Accountants' (the "AICPA") Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1").  The major provisions of SOP 03-1 that affect the Company require:

●

Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;

●

Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC; and

●

Reporting and measuring the Company's interest in its separate accounts as investments.

See Footnote 12 for additional information regarding the impact of adoption.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Accounting Pronouncements (continued)

Effective December 31, 2003, the Company adopted the disclosure requirements of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments."  As a result, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investment in Debt and Equity Securities," that are classified as either available-for-sale or held-to-maturity.

The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position.  EITF No. 03-1 also requires certain qualitative disclosures about holdings with unrealized losses in order to provide additional information that the Company considered in concluding that the unrealized losses were not other-than-temporary.  For further discussion, see disclosures in Note 4.

2. GOODWILL

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the Company's acquisition of KBL on December 31, 2002.  In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived assets are tested for impairment on an annual basis.  The Company completed the required impairment tests during the second quarter of 2005 and concluded that these assets are not impaired.

3. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

The Company has agreements with Sun Life U.S. and certain affiliates, under which the Company receives, as requested, certain investment and administrative services on a cost reimbursement basis.  Expenses under these agreements amounted to approximately $16.0 million, $11.5 million and $11.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company had $17.9 million and $8.3 million due to related parties at December 31, 2005 and 2004, respectively, and $0.6 million and $5.3 million due from related parties at December 31, 2005 and 2004, respectively.

During 2005, 2004 and 2003, the Company paid $1.0 million, $1.0 million and $0.1 million, respectively, in commission fees to an affiliate, Sun Life Financial Distributors, Inc.

During 2005, 2004 and 2003, the Company paid $2.8 million, $2.5 million and $3.1 million, respectively, in commission fees to Independent Financial Marketing Group, Inc., an affiliate.

The Company paid $1.5 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively, in investment advisory fees to Sun Capital Advisers LLC, a registered investment adviser and affiliate, on a cost-reimbursement basis.

As more fully described in Note 8, the Company has been involved in several reinsurance transactions with SLOC.

As more fully described in Note 9, the Company participates in a pension plan and other post-retirement benefits plan sponsored by Sun Life U.S.

Management believes intercompany revenues and expenses are calculated on a reasonable basis; however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS

Fixed Maturities

The amortized cost and fair value of the Company's fixed maturities were as follows (in 000's):

December 31, 2005

Gross

Gross

Amortized

Unrealized

Unrealized

Estimated

Cost

Gains

(Losses)

Fair Value

Available-for-sale fixed maturities:

Non-Corporate Securities

Asset backed and mortgage backed securities

$

261,006

$

1,114

$

(2,015)

$

260,105

Foreign government and agency securities

6,192

296

(3)

6,485

U.S. treasury and agency securities

55,874

24

(572)

55,326

Total Non-Corporate Securities

323,072

1,434

(2,590)

321,916

Corporate Securities

Basic industry

9,627

226

(129)

9,724

Capital goods

85,693

1,317

(494)

86,516

Communications

144,968

2,416

(3,434)

143,950

Consumer cyclical

175,601

1,549

(8,369)

168,781

Consumer noncyclical

40,352

942

(555)

40,739

Energy

60,174

1,756

(260)

61,670

Finance

615,594

4,611

(2,720)

617,485

Technology

9,380

31

(297)

9,114

Transportation

46,021

664

(691)

45,994

Utilities

143,378

3,876

(1,317)

145,937

Other

30,790

452

(204)

31,038

Total Corporate Securities

1,361,578

17,840

(18,470)

1,360,948

Total available-for-sale fixed maturities

$

1,684,650

$

19,274

$

(21,060)

$

1,682,864

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (continued)

December 31, 2004

Gross

Gross

Amortized

Unrealized

Unrealized

Estimated

Cost

Gains

(Losses)

Fair Value

Available-for-sale fixed maturities:

Non-Corporate Securities

Asset backed and mortgage backed securities

$

279,949

$

3,589

$

(1,646)

$

281,892

Foreign government and agency securities

6,682

608

-

7,290

U.S. treasury and agency securities

74,747

333

(190)

74,890

Total Non-Corporate Securities

361,378

4,530

(1,836)

364,072

Corporate Securities

Basic industry

12,369

702

-

13,071

Capital goods

93,749

2,657

(209)

96,197

Communications

165,978

4,707

(1,005)

169,680

Consumer cyclical

192,745

4,895

(558)

197,082

Consumer noncyclical

50,500

2,251

(54)

52,697

Energy

63,571

3,380

(106)

66,845

Finance

557,305

9,099

(1,451)

564,953

Technology

12,393

508

(153)

12,748

Transportation

61,654

1,365

(1,214)

61,805

Utilities

187,949

7,293

(443)

194,799

Other

51,173

1,220

(323)

52,070

Total Corporate Securities

1,449,386

38,077

(5,516)

1,481,947

Total available-for-sale fixed maturities

$

1,810,764

$

42,607

$

(7,352)

$

1,846,019

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (Continued)

The amortized cost and estimated fair value by maturity periods for fixed maturities are shown below (in 000's). Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2005

Amortized Cost

Fair Value

Maturities of available-for-sale fixed securities:

Due in one year or less

$

168,210

167,256

Due after one year through five years

551,651

548,299

Due after five years through ten years

414,399

415,817

Due after ten years

289,384

291,387

Subtotal

1,423,644

1,422,759

Asset-backed securities

261,006

260,105

Total

$

1,684,650

1,682,864

Gross gains of $4.6 million, $17.5 million and $14.0 million, and gross losses of $3.2 million, $7.5 million and $2.6 million were realized on the voluntary sale of fixed maturities for the years ended December 31, 2005, 2004 and 2003, respectively.

Fixed maturities with an amortized cost of approximately $0.4 million at December 31, 2005 and 2004 were on deposit with governmental authorities as required by law.

As of December 31, 2005, 94.0% of the Company's fixed maturities were investment grade.  Investment grade securities are those that are rated "BBB" or better by nationally recognized investment rating organizations.  In 2004 and 2003, $0.1 million and $0.3 million, respectively, of the prior years' impairment losses were recovered through disposition and are included in realized gains.  In 2005, no prior years' losses were recovered through disposition.

The Company has discontinued the accrual of income on several of its holdings for issuers that are in default.  The termination of accrual accounting on these holdings reduced previously accrued income by $0.3 million, $38,000 and $0.2 million, for the years ended December 31, 2005, 2004 and 2003, respectively.  The fair market value of these investments was $4.2 million, $0.2 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (Continued)

The gross unrealized losses and fair value of investments, which have been deemed to be temporarily impaired, aggregated by investment category, number of securities and length of time that securities have been in an unrealized loss position at December 31, 2005 is as follows:

Less than 12 months

12 months or more

Total

#

Fair Value

Unrealized Losses

#

Fair Value

Unrealized Losses

#

Fair Value

Unrealized Losses

Non-Corporate Securities

 Asset backed and mortgage backed securities

52

$ 98,302

$ (1,367)

13

$ 28,545

$ (648)

65

$ 126,847

$ (2,015)

 Foreign government and agency securities

1

1,002

(3)

-

-

-

1

1,002

(3)

 U.S. treasury and agency securities

3

8,933

(52)

3

43,380

(520)

6

52,313

(572)

 Total Non-Corporate Securities

56

108,237

(1,422)

16

71,925

(1,168)

72

180,162

(2,590)

Corporate Securities

 Basic industry

4

3,353

(111)

1

1,032

(17)

5

4,385

(128)

 Capital goods

3

11,914

(289)

3

9,281

(205)

6

21,195

(494)

 Communications

16

43,415

(917)

11

27,081

(2,517)

27

70,496

(3,434)

 Consumer cyclical

30

71,494

(3,685)

10

44,759

(4,684)

40

116,253

(8,369)

 Consumer noncyclical

10

18,724

(555)

-

-

-

10

18,724

(555)

 Energy

3

5,663

(108)

4

4,626

(152)

7

10,289

(260)

 Finance

40

142,166

(1,346)

13

34,197

(1,374)

53

176,363

(2,720)

 Technology

-

-

-

1

6,703

(297)

1

6,703

(297)

 Transportation

3

5,596

(108)

3

6,052

(584)

6

11,648

(692)

 Utilities

17

48,024

(837)

3

9,902

(480)

20

57,926

(1,317)

 Other

-

-

-

2

7,033

(204)

2

7,033

(204)

Total Corporate Securities

126

350,349

(7,956)

51

150,666

(10,514)

177

501,015

(18,470)

 Total fixed maturities available-for-sale

182

$ 458,586

$ (9,378)

67

$ 222,591

$ (11,682)

249

$ 681,177

$ (21,060)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (Continued)

The gross unrealized losses and fair value of investments, which have been deemed to be temporarily impaired, aggregated by investment category, number of securities and length of time that securities have been in an unrealized loss position at December 31, 2004 is as follows:

Less than 12 months

12 months or more

Total

#

Fair Value

Unrealized Losses

#

Fair Value

Unrealized Losses

#

Fair Value

Unrealized Losses

Non-Corporate Securities

 Asset backed and mortgage backed securities

26

$ 86,923

$ (521)

4

$ 5,269

$ (1,125)

30

$ 92,192

$ (1,646)

 U.S. treasury and agency securities

8

66,621

(190)

-

-

-

8

66,621

(190)

 Total Non-Corporate Securities

34

153,544

(711)

4

5,269

(1,125)

38

158,813

(1,836)

 Corporate Securities

 Basic industry

1

1,075

(1)

-

-

-

1

1,075

(1)

 Capital goods

5

22,048

(155)

2

2,518

(54)

7

24,566

(209)

 Communications

11

31,065

(713)

3

7,086

(292)

14

38,151

(1,005)

 Consumer cyclical

11

48,527

(558)

-

-

-

11

48,527

(558)

 Consumer noncyclical

3

4,015

(54)

-

-

-

3

4,015

(54)

 Energy

2

1,932

(29)

1

1,668

(77)

3

3,600

(106)

 Finance

32

164,847

(1,005)

8

13,728

(446)

40

178,575

(1,451)

 Technology

1

6,847

(152)

-

-

-

1

6,847

(152)

 Transportation

2

10,265

(59)

16

8,407

(1,155)

18

18,672

(1,214)

 Utilities

7

28,840

(319)

3

3,910

(124)

10

32,750

(443)

 Other

2

5,585

(140)

1

9,304

(183)

3

14,889

(323)

Total Corporate Securities

77

325,046

(3,185)

34

46,621

(2,331)

111

371,667

(5,516)

 Total fixed maturities available-for-sale

111

$ 478,590

$ (3,896)

38

$ 51,890

$ (3,456)

149

$ 530,480

$ (7,352)

The Company has a comprehensive process in place to identify potential problem securities that could have an impairment that is other-than-temporary.  At the end of each quarter, all securities with an unrealized loss are reviewed.  An analysis is undertaken to determine whether this decline in market value is other-than-temporary.  The Company's process focuses on issuer operating performance and overall industry and market conditions.  Any deterioration in operating performance is assessed relative to the impact on issuer financial ratios, including leverage and coverage measures specific to an industry and relative to any investment covenants.  Additionally, the Company's analysis assesses each issuer's ability to service its debts in a timely fashion, the length of time the security has been in an unrealized loss position, rating agency actions, and any other key developments.  The Company has a Credit Committee that includes members from its investment, finance and actuarial functions.  The Credit Committee meets and reviews the results of the Company's impairment analysis on a quarterly basis.

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States.  Investments are diversified by property type and geographic area.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (Continued)

Mortgage loans

Mortgage loans are collateralized by the related properties and generally are no more than 75% of each property's value at the time that the original loan is made.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management's judgment, the mortgage loan's value has been impaired, appropriate losses are recorded.  The Company had no restructured mortgage loans at December 31, 2005 and 2004, respectively.

Mortgage loans comprised the following property types and geographic regions (in 000's):

December 31,

Property Type:

2005

2004

Office building

$

51,396

$

44,882

Residential

1,514

1,552

Retail

56,359

55,231

Industrial/warehouse

29,501

29,016

Other

5,888

6,116

Valuation allowance

(236)

(236)

Total

$

144,422

$

136,561

December 31,

Geographic region:

2005

2004

Arizona

$

6,854

$

7,082

California

11,204

10,525

Colorado

5,914

6,047

Delaware

11,612

11,925

Florida

20,112

21,480

Georgia

5,919

6,134

Illinois

2,052

814

Indiana

6,434

6,727

Maryland

10,680

4,823

Michigan

377

426

Minnesota

4,876

2,760

Missouri

2,268

2,335

Nevada

1,212

1,243

New Jersey

2,636

2,720

New York

7,296

7,382

North Carolina

3,486

2,383

Ohio

11,486

12,500

Pennsylvania

14,314

14,957

Texas

8,206

6,414

Utah

2,678

2,851

Virginia

3,898

4,056

Other

1,144

1,213

Valuation allowance

(236)

(236)

Total

$

144,422

$

136,561

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

4. INVESTMENTS (Continued)

At December 31, 2005, scheduled mortgage loan maturities were as follows (in 000's):

2006

$

-

2007

9,209

2008

4,951

2009

328

2010

1,836

Thereafter

128,098

Total

$

144,422

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future.  The outstanding commitments for these mortgages amounted to $2.5 million and $2.6 million at December 31, 2005 and 2004, respectively.

5. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment (losses) gains consisted of the following for the years ended December 31 (in 000's):

2005

2004

2003

Fixed maturities

$

1,462

$

9,916

$

11,421

Mortgage loans

-

(155)

-

Short-term investments

(2)

143

1

Other than temporary declines

(5,546)

(689)

(1,122)

Sales of impaired assets

-

86

347

Total

$

(4,086)

$

9,301

$

10,647

6. NET INVESTMENT INCOME

Net investment income consisted of the following for the years ended December 31 (in 000's):

2005

2004

2003

Fixed maturities

$

87,428

$

86,999

$

82,165

Mortgage loans

8,500

7,982

4,693

Other (including fair value changes of embedded derivatives)

(211)

295

38

Gross investment income

95,717

95,276

86,896

Less: Investment expenses

1,453

1,406

1,594

Net investment income

$

94,264

$

93,870

$

85,302

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31 (in 000's):

2005

2004

Carrying

Estimated

Carrying

Estimated

Amount

Fair Value

Amount

Fair Value

Financial assets:

Cash and cash equivalents

$ 54,540

$ 54,540

$ 43,262

$ 43,262

Fixed maturities

1,682,864

1,682,864

1,846,019

1,846,019

Mortgages

144,422

149,065

136,561

142,819

Policy loans

188

188

153

153

Separate account assets

681,218

681,218

647,184

647,184

Financial liabilities:

Contractholder deposit funds

1,642,039

1,584,941

1,774,281

1,701,333

Separate account liabilities

681,218

681,218

647,184

647,184

Interest receivable on the above financial instruments is stated at carrying value which approximates fair value.

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest.  The fair values of short-term bonds are estimated to be amortized cost.  The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair values of mortgage loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.  Policy loans are stated at unpaid principal balances, which approximate fair value.  The estimated fair value of assets held in separate accounts is based on quoted market prices.

The fair values of the Company's contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued.  Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.  The fair value of liabilities related to separate accounts is the amount payable on demand, which excludes surrender charges.

GMABs or GMWBs are considered to be derivatives under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are included in contractholder deposit funds.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a 50 year projection.  Policyholder assumptions are based on experience studies.

8. REINSURANCE

The Company had an agreement with SLOC whereby SLOC reinsured the mortality risks of the Company's group life insurance contracts.  Under this agreement, certain death benefits were reinsured on a yearly renewable term basis.  The agreement provided that SLOC would reinsure the mortality risks in excess of $50,000 per claim for group life contracts ceded by the Company.  The treaty was commuted effective December 31, 2004.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

8. REINSURANCE (continued)

The Company had an agreement with SLOC whereby SLOC reinsured morbidity risks of a block of the Company's group long-term disability contracts.  The treaty was commuted effective December 31, 2004.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the mortality risks of the Company's group life contracts.  Under this agreement, certain group life mortality benefits are reinsured on a yearly renewable term basis.  The agreement provides that the unrelated company will reinsure amounts above $700,000 per claim for group life contracts ceded by the Company.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the Company's group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure amounts above $4,000 per claim per month for long-term disability contracts ceded by the Company.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the Company's group stop loss contracts.  Under this agreement, certain stop loss benefits are reinsured on a yearly renewable term basis.  The agreement provides that the unrelated company will reinsure specific claims for amounts above $1,000,000 per claim for medical stop loss contracts ceded by the Company.

The effects of reinsurance were as follows (in 000's):

For the Years Ended December 31,

2005

2004

2003

Insurance premiums:

Direct

$

34,863

$

37,251

$

33,418

Ceded - Affiliated

-

-

3,468

Ceded - Non-affiliated

2,616

2,245

1,493

Net Premiums

$

32,247

$

35,006

$

28,457

Insurance and other individual policy benefits and claims

Direct

$

27,388

$

29,412

$

31,276

Ceded - Affiliated

-

1,493

3,775

Ceded - Non-affiliated

1,725

1,297

850

Net policy benefits and claims

$

25,663

$

26,622

$

26,651

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company periodically evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

9.  RETIREMENT PLANS

Pension Plan

The Company participates in a non-contributory defined benefit pension plan ("the Pension Plan") that is sponsored by Sun Life U.S., which is directly liable for the related obligations.  Benefits under the plan are based on years of service and employees' average compensation.  The Company is allocated a portion of the pension plan expenses.  The allocated expenses were $211,000, $25,000 and $41,000 for the years ended December 31, 2005, 2004 and 2003, respectively.  Included in the 2005 allocation is a curtailment charge of $205,000 related to changes in the pension plan.

401(k) Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the Internal Revenue Code ("the 401(k) Plan") sponsored by Sun Life U.S. for which substantially all employees of at least age 21 are eligible to participate at date of hire.  Employer contributions are matched up to a specified amount of the employee's contributions to the 401(k) Plan.  The Company's portion of this employer contribution was $16,000, $19,000 and $23,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Other Post-Retirement Benefit Plans

The Company participates in a plan sponsored by Sun Life U.S. that provides certain health, dental and life insurance benefits ("post-retirement benefits") for retired employees and dependents.  Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.  The Company is allocated a portion of these post-retirement benefit plans expenses.  The allocated expenses were $8,000, $13,000 and $4,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

10. FEDERAL INCOME TAXES

For 2005, the Company will file a stand-alone federal income tax return, as it did for 2004 and 2003.  For periods prior to 2003, the Company participated in a consolidated tax return with certain affiliates; however, federal income taxes were calculated as if the Company was filing a separate federal income tax return.  A summary of the components of federal income tax expense (benefit) in the statements of operations for the years ended December 31, is as follows (in 000's):

2005

2004

2003

Federal income tax expense (benefit):

Current

$

3,225

$

124

$

(1,996)

Deferred

(947)

7,105

5,145

Total

$

2,278

$

7,229

$

3,149

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

10. FEDERAL INCOME TAXES (continued)

Federal income taxes attributable to operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%.  The Company's effective rate differed from the federal income tax rate as follows (in 000's):

2005

2004

2003

Expected federal income tax expense

$

2,702

$

7,640

$

3,431

Prior year settlements

(424)

(411)

(282)

Federal income tax expense

$

2,278

$

7,229

$

3,149

Net deferred income tax assets (liabilities) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes.  The components of the Company's deferred tax assets and liabilities as of December 31 were as follows (in 000's):

2005

2004

Deferred tax assets:

Actuarial liabilities

$

24,480

$

24,794

Net operating loss

-

1,357

Total deferred tax assets

24,480

26,151

Deferred tax liabilities:

Investments, net

1,138

(13,705)

Deferred policy acquisition costs

(18,669)

(13,488)

Other

(2,676)

(3,907)

Total deferred tax liabilities

(20,207)

(31,100)

Net deferred tax assets (liabilities)

$

4,273

$

(4,949)

The Company received income tax refunds of approximately $0.3 million for the year ended December 31, 2005; had no net income tax payments for the year 2004; and, received income tax refunds of approximately $2.0 million for 2003.  At December 31, 2005, the Company had no operating loss carryforwards remaining.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the financial statements in anticipation of the results of these audits.  The Company is currently under audit by the IRS for the years 2001 through 2002.  In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements.  However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

11. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the Company's stop loss, group life and group disability products is summarized below (in 000's):

2005

2004

Balance at January 1

$

32,571

$

31,337

Less reinsurance recoverable

(6,381)

(9,146)

Net balance at January 1

26,190

22,191

Incurred related to:

Current year

23,881

20,889

Prior years

(3,143)

910

Total incurred

20,738

21,799

Paid losses related to:

Current year

(13,860)

(12,009)

Prior years

(5,813)

(5,791)

Total paid

(19,673)

(17,800)

Balance at December 31

33,141

32,571

Less reinsurance recoverable

(5,886)

(6,381)

Net balance at December 31

$

27,255

$

26,190

The incurred losses and loss adjustment expenses relating to insured events in prior years changed as a result of reassessment of the estimates of the settlement costs on certain claims outstanding due to factors that emerged in the current year.

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its group disability line of business.  Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

12.  LIABILITIES FOR CONTRACT GUARANTEES

On January 1, 2004, the Company adopted the American Institute of Certified Public Accountants' SOP 03-1.  The major provisions of SOP 03-1 that affect the Company require:

●

Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts.

●

Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC.

Upon adoption of SOP 03-1 in 2004, the cumulative effect, reported after tax and net of related effects on DAC, decreased net income and stockholder's equity by $0.9 million.  The reduction in net income was comprised of an increase in benefit reserves (primarily for variable annuity contracts) of $0.9 million, pre-tax, and a decrease in DAC of $0.5 million, pre-tax.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

12.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

The table below represents information regarding the Company's variable annuity contracts with guarantees at December 31, 2005 (in 000's):

Benefit Type

Account balance

 Net Amount
at Risk (a)

Average Attained Age

Minimum Death

$

824,936

$

52,188

63.6

Minimum Accumulation or Withdrawal

$

111,592

$

22

58.7

(a) Net amount at risk represents the difference between guaranteed benefit and account balance.

The table below represents information regarding the Company's variable annuity contracts with guarantees at December 31, 2004 (in 000's):

Benefit Type

Account balance

 Net Amount
at Risk (a)

Average Attained Age

Minimum Death

$

808,750

$

66,329

63.7

 Minimum Accumulation
or Withdrawal

$

45,229

$

-

58.3

(a) Net amount at risk represents the difference between guaranteed benefit and account balance.

The following summarizes the reserve for the GMDB at December 31 (in 000's):

2005

2004

Balance at January 1

$

533

921

Benefit Ratio Change / Assumption Changes

520

-

Incurred guaranteed benefits

499

345

Paid guaranteed benefits

(910)

(761)

Interest

39

28

Balance at December 31

$

681

533

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

12.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

Since there have been no products issued by the Company that contain a guaranteed minimum income benefit ("GMIB"), there is no requirement for a GMIB reserve as of December 31, 2005 and December 31, 2004.

The liability for death benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest and less contract benefit payments.  The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges.  The benefit ratio may be in excess of 100%.  For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance.  For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated future gross profits.  Underlying assumptions for the liability related to benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant's attained age.

The liability for guarantees is re-evaluated regularly, and adjustments are made to the liability balance through a charge or credit to policyowner benefits.

GMABs or GMWBs are considered to be derivatives under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a 50 year projection.  Policyholder assumptions are based on experience studies.  The guaranteed minimum accumulation or withdrawal benefit constituted (a liability) an asset in the amount of $(0.1) million and $0.2 million at December 31, 2005 and December 31, 2004, respectively.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

13. DEFERRED POLICY ACQUISITION COSTS

The changes in DAC for the years ended December 31, were as follow (in 000's):

2005

2004

Balance at January 1

$

66,690

$

59,607

Acquisition costs deferred

10,072

15,078

Amortized to expense during year

(9,491)

(6,188)

Adjustment related to change in unrealized

investment losses (gains) during year

13,369

(1,807)

Balance at December 31

$

80,640

$

66,690

14. SEGMENT INFORMATION

The Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing-related activities.  Each segment is defined consistent with the way results are evaluated by the chief operating decision-maker.  Management evaluates the results of the operating segments on an after-tax basis.  Net investment income is allocated based on segmented assets by line of business.  The Company does not materially depend on one or a few customers, brokers or agents for a significant portion of its operations.

Wealth Management

The Wealth Management Segment markets and administers individual and group fixed and variable annuity products.

Group Protection

The Group Protection Segment markets and administers group life, stop loss, long-term disability and short-term disability insurance products.  These products are sold to employers that provide group benefits for their employees.

Individual Protection

The individual insurance products offered by the Individual Protection Segment are universal life, variable universal life and conversions from the Company's group life product.

Corporate

The Corporate Segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

14. SEGMENT INFORMATION  (Continued)

The following amounts pertained to the various business segments (in 000's):

Year ended December 31, 2005

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

Total Revenues

$

101,854

$

32,604

$

1,366

$

179

$

136,003

Total Expenditures

94,084

32,333

1,899

(32)

128,284

Pre-tax Income (Loss)

7,770

271

(533)

211

7,719

Net Income (Loss)

$

5,475

$

176

$

(347)

$

137

$

5,441

Total Assets

$

2,649,575

$

55,319

$

10,575

$

1,069

$

2,716,538

Year ended December 31, 2004

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

Total Revenues

$

116,274

$

34,908

$

836

$

(279)

$

151,739

Total Expenditures

96,973

31,605

1,386

(54)

129,910

Pre-tax Income (Loss)

19,301

3,303

(550)

(225)

21,829

Net Income (Loss)

$

11,766

$

2,147

$

(357)

$

88

$

13,644

Total Assets

$

2,735,845

$

53,131

$

2,043

$

21,283

$

2,812,302

Year ended December 31, 2003

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

Total Revenues

$

108,427

$

26,609

$

873

$

2,485

$

138,394

Total Expenditures

102,327

25,712

713

(161)

128,591

Pre-tax Income

6,100

897

160

2,646

9,803

Net Income

$

4,088

$

608

$

113

$

1,845

$

6,654

Total Assets

$

2,632,557

$

46,535

$

1,460

$

35,417

$

2,715,969

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

15. REGULATORY FINANCIAL INFORMATION

The Company is required to file quarterly and annual statements with the Insurance Department of the State of New York prepared on a statutory accounting basis prescribed or permitted by the State of New York.  Statutory net income and capital stock and surplus differ from net income and stockholder's equity reported in accordance with GAAP for stock life insurance companies primarily because, under statutory basis accounting, policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

The Company's statutory surplus and net (loss) income were as follows (in 000's):

Unaudited for theYears ended December 31,

2005

2004

2003

Statutory surplus and capital

$ 180,009

$ 192,131

$ 186,480

Statutory net (loss) income

(11,841)

14,807

16,477

16. DIVIDEND RESTRICTIONS

The Company's ability to pay dividends is subject to certain statutory restrictions.  The State of New York has enacted laws governing the payment of dividends to stockholders by domestic insurers.  New York law permits a domestic stock life insurance company to distribute a dividend to its shareholders without prior notice to the New York Superintendent of Insurance where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (i) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (ii) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  The Company is not permitted to pay any dividends in 2006 without prior approval from the Superintendent.  No dividends were paid by the Company during 2005, 2004 or 2003.

17. COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive (loss) income as of December 31, were as follows (in 000's):

2005

2004

2003

Unrealized (losses) gains on available-for-sale securities

$ (1,785)

$ 35,255

$ 49,228

DAC allocation

823

(12,546)

(10,739)

Tax effect and other

474

(8,226)

(13,743)

Accumulated other comprehensive (loss) income

$ (488)

$ 14,483

$ 24,746

18. COMMITMENTS AND CONTINGENCIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by the New York state guaranty fund.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005, 2004 and 2003

18. COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition, results of operations or cash flow of the Company.

Indemnities

In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements.  The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws.  Due to the nature of these indemnification agreements, it is not possible to estimate the Company's potential liability.

Lease Commitments

The Company leases various facilities and equipment under non-cancelable operating leases with terms of up to 10 years.  As of December 31, 2005, minimum future lease payments under such leases are as follows (in 000's):

2006

$ 220

2007

225

2008

230

2009

234

2010

39

Thereafter

-

Total

$ 948

Total rental expense for the years ended December 31, 2005, 2004 and 2003 was $1.0 million, $1.0 million and $1.1 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Sun Life Insurance and Annuity Company of New York

Wellesley Hills, Massachusetts

We have audited the accompanying balance sheets of Sun Life Insurance and Annuity Company of New York (the "Company") as of December 31, 2005 and 2004, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2005.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Insurance and Annuity Company of New York as of December 31, 2005 and 2004, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, effective January 1, 2004, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 03-1. "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts."

DELOITTE & TOUCHE LLP

Boston, Massachusetts

March 23, 2006

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF INCOME

(in thousands)

For the nine-month periods ended September 30,

Unaudited

2006

2005

Revenues

 Premiums and annuity considerations

$

28,276

$

24,798

 Net investment income

73,644

70,065

 Net realized investment losses

(4,610)

(1,216)

 Fee and other income

14,442

10,107

Total revenues

111,752

103,754

Benefits and Expenses

 Interest credited

42,637

53,111

 Policyowner benefits

22,939

21,144

 Other operating expenses

17,803

18,308

 Amortization of deferred policy acquisition costs

9,966

6,265

Total benefits and expenses

93,345

98,828

 Income before income tax expense

18,407

4,926

Income tax expense

6,103

1,724

Net income

$

12,304

$

3,202

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF INCOME

(in thousands)

For the three-month periods ended September 30,

Unaudited

2006

2005

Revenues

 Premiums and annuity considerations

$

9,402

$

7,988

 Net investment income

24,242

23,875

 Net realized investment losses

(2,561)

(1,739)

 Fee and other income

5,144

3,086

Total revenues

36,227

33,210

Benefits and Expenses

 Interest credited

14,012

16,545

 Policyowner benefits

7,583

7,251

 Other operating expenses

6,372

6,086

 Amortization of deferred policy acquisition costs

2,914

774

Total benefits and expenses

30,881

30,656

 Income before income tax expense

5,346

2,554

Income tax expense

1,531

894

Net income

$

3,815

$

1,660

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED BALANCE SHEETS

(in thousands, except share data)

Unaudited

September 30, 2006

December 31, 2005

ASSETS

Investments

 Available-for-sale fixed maturity securities at fair value (amortized cost of $1,503,399 and $1,684,650 in 2006 and 2005, respectively)

$

1,502,479

$

1,682,864

 Mortgage loans

150,253

144,422

 Policy loans

117

188

 Other invested assets

95,862

53

 Cash and cash equivalents

45,733

54,540

Total investments

1,794,444

1,882,067

Accrued investment income

16,337

18,400

Deferred policy acquisition costs

86,293

80,640

Deferred federal income taxes

-

4,273

Goodwill

37,788

37,788

Receivable for investments sold

1,475

1,471

Reinsurance receivable

5,855

5,886

Other assets

9,561

4,795

Separate account assets

744,310

681,218

Total assets

$

2,696,063

$

2,716,538

LIABILITIES

Contractholder deposit funds and other policy liabilities

$

1,464,983

$

1,642,039

Future contract and policy benefits

53,453

50,549

Deferred federal income taxes

4,525

-

Payable for investments purchased

1,234

12,053

Other liabilities and accrued expenses

123,411

38,676

Separate account liabilities

744,310

681,218

Total liabilities

$

2,391,916

$

2,424,535

Commitments and contingencies - Note 6

STOCKHOLDER'S EQUITY

Common stock, $350 par value - 6,001 shares authorized;

 6,001 shares issued and outstanding

$

2,100

$

2,100

Additional paid-in capital

239,963

239,963

Accumulated other comprehensive loss

(648)

(488)

Retained earnings

62,732

50,428

Total stockholder's equity

$

304,147

$

292,003

Total liabilities and stockholder's equity

$

2,696,063

$

2,716,538

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the nine-month periods ended September 30,

Unaudited

2006

2005

Net income

$

12,304

$

3,202

Other comprehensive loss:

Net unrealized holding losses on available-for-sale

securities, net of tax and policyholder amounts (1)

(8,490)

(9,901)

Reclassification adjustments of realized investment losses

(gains) into net income, net of tax (2)

8,330

(2,630)

Other comprehensive loss

(160)

(12,531)

Comprehensive income (loss)

$

12,144

$

(9,329)

  Net change in unrealized holding losses on available-for-sale securities is reflected net of tax benefit of $4.6 million and $5.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

  Reclassification adjustment of realized investment losses (gains) is reflected net of tax (benefit) expense of $(4.5) million and $1.4 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

  For the three-month periods ended September 30,

Unaudited

2006

2005

Net income

$

3,815

$

1,660

Other comprehensive income (loss):

Net unrealized holding gains (losses) on available-for-sale

securities, net of tax and policyholder amounts (3)

6,268

(8,627)

Reclassification adjustments of realized investment losses

(gains) into net income, net of tax (4)

5,529

(547)

Other comprehensive income (loss)

11,797

(9,174)

Comprehensive income (loss)

$

15,612

$

(7,514)

  Net change in unrealized holding (losses) gains on available-for-sale securities is reflected net of tax expense (benefit) expense of $3.4 million and $(4.6) million for the three-month periods ended September 30, 2006 and 2005, respectively.

  Reclassification adjustment of realized investment losses (gains) is reflected net of tax (benefit) expense of $(3.0) million and $0.3 million for the three-month periods ended September 30, 2006 and 2005, respectively.

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(in thousands)

For the nine-month periods ended September 30, 2006 and 2005

Unaudited

Common Stock

Additional Paid-In Capital

Accumulated Other Comprehensive Income (Loss)

Retained Earnings

Total Stockholder's Equity

Balance at December 31, 2004

$

2,100

$

239,963

$

14,483

$

44,987

$

301,533

Comprehensive income (loss):

 Net income

3,202

3,202

 Other comprehensive loss

(12,531)

(12,531)

Balance at September 30, 2005

$

2,100

$

239,963

$

1,952

$

48,189

$

292,204

Balance at December 31, 2005

$

2,100

$

239,963

$

(488)

$

50,428

$

292,003

Comprehensive income (loss):

 Net income

12,304

12,304

 Other comprehensive loss

(160)

(160)

Balance at September 30, 2006

$

2,100

$

239,963

$

(648)

$

62,732

$

304,147

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

For the nine-month periods ended September 30,

Unaudited

2006

2005

Cash Flows From Operating Activities:

Net income

$

12,304

$

3,202

Adjustments to reconcile net income to net cash provided by

operating activities:

Net accretion of discounts and amortization of premiums

3,402

6,125

Amortization of deferred policy acquisition costs

9,966

6,265

Net realized losses on investments

4,610

1,216

Interest credited to contractholder deposits

42,637

53,111

Deferred federal income taxes

8,884

1,724

Changes in assets and liabilities:

Deferred acquisition costs

(16,244)

(6,643)

Accrued investment income

2,063

(781)

Future contract and policy benefits

2,418

1,316

Other, net

(16,445)

11,562

Net cash provided by operating activities

53,595

77,097

Cash Flows From Investing Activities:

Sales, maturities and repayments of:

Available-for-sale fixed maturities

623,467

544,961

Mortgage loans

24,604

5,763

Purchases of:

Available-for-sale fixed maturities

(461,052)

(478,987)

Mortgage loans

(30,435)

(4,400)

Other invested assets

(95,809)

-

Changes in other investing activities, net

95,805

-

Net change in policy loans

71

(37)

Net cash provided by investing activities

$

156,651

$

67,300

Continued on next page

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CONDENSED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands)

For the nine-month periods ended September 30,

Unaudited

2006

2005

Cash Flows From Financing Activities:

Deposits to contractholder deposit funds

$

71,721

$

42,494

Withdrawals from contractholder deposit funds

(290,774)

(179,635)

Net cash used in financing activities

(219,053)

(137,141)

Net change in cash and cash equivalents

(8,807)

7,256

Cash and cash equivalents, beginning of period

54,540

43,262

Cash and cash equivalents, end of period

$

45,733

$

50,518

The accompanying notes are an integral part of the condensed financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Sun Life Insurance and Annuity Company of New York ("the Company") engages in the sale of fixed and variable annuity contracts, individual life and group life insurance, group stop loss and group disability insurance in the state of New York.  These contracts are sold by insurance agents, some of whom are registered representatives of national and regional stock brokerage firms, and brokers.

The Company is a stock life insurance company incorporated under the laws of the State of New York.  The Company is a direct wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.) ("Sun Life U.S.").  The Company is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("SLC - U.S. Ops Holdings") and is an indirect wholly-owned subsidiary of Sun Life Financial Inc. ("SLF"), a reporting company under the Securities Exchange Act of 1934.

As of December 31, 2004, SLC - U.S. Ops Holdings was a direct wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC").  SLOC is a life insurance company incorporated in 1865 and a direct wholly-owned subsidiary of SLF.  On January 4, 2005, a reorganization was completed under which most of SLOC's asset management businesses in Canada and the United States were transferred to Sun Life Financial Corp., a newly incorporated wholly-owned subsidiary of SLF.  The Company is now an indirect subsidiary of Sun Life Financial Corp., and continues to be an indirect subsidiary of SLF.

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stock life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.  In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.  Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.  These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  The most significant estimates are those used in determining fair value of financial instruments, goodwill, deferred policy acquisition costs ("DAC"), the liabilities for future contract and policyholder benefits and other-than-temporary impairments of investments.  Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48").  FIN 48 establishes a comprehensive reporting model which addresses how a business entity should recognize, measure, present and disclose uncertain tax positions that the entity has taken or plans to take on a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company is currently assessing the impact of FIN 48 on its financial statements.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements (continued)

In November of 2005, the FASB issued FASB Staff Position ("FSP") 115-1 and 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments."  This FSP is effective for reporting periods beginning after December 15, 2005.  The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss.  The statement also includes accounting guidance for periods subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.  Adoption of this FSP did not impact the methodology used by the Company to determine and measure impaired investments.

2. TRANSACTIONS WITH AFFILIATES

The Company has agreements with Sun Life U.S. and certain affiliates under which the Company receives, as requested, certain investment and administrative services on a cost-reimbursement basis.  Expenses under these agreements amounted to approximately $3.9 million and $11.0 million for the three and nine-month periods ended September 30, 2006, respectively, and $3.8 million and $12.2 million for the three and nine-month periods ended September 30, 2005, respectively.

The Company paid $0.3 million and $0.9 million for the three and nine-month periods ended September 30, 2006, respectively, and $0.2 million and $0.8 million for the three and nine-month periods ended September 30, 2005, respectively, in commission fees to Sun Life Financial Distributors, Inc., an affiliate.

The Company paid $0.2 million and $1.2 million for the three and nine-month periods ended September 30, 2006, respectively, and $0.6 million and $2.1 million for the three and nine-month periods ended September 30, 2005, respectively, in commission fees to Independent Financial Marketing Group, Inc., an affiliate.

The Company paid $0.4 million and $1.1 million for the three and nine-month periods ended September 30, 2006, respectively, and $0.2 million and $1.0 million for the three and nine-month periods ended September 30, 2005, respectively, in investment advisory fees to Sun Capital Advisers LLC, a registered investment adviser and affiliate, on a cost-reimbursement basis.

Management believes affiliate revenues and expenses are calculated on a reasonable basis.  However, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a stand-alone basis.

3.  REINSURANCE

The effects of reinsurance for the nine-month periods ended September 30 were as follows (in 000's):

2006

2005

Premiums and annuity consideration:

Direct

$

30,259

$

26,721

Assumed - Non-affiliated

-

80

Ceded - Non-affiliated

1,983

2,003

Net premiums

$

28,276

$

24,798

Policyowner benefits:

Direct

$

24,573

$

27,805

Ceded - Non-affiliated

1,634

6,661

Net policy benefits and claims

$

22,939

$

21,144

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

3.  REINSURANCE (continued)

The effects of reinsurance for the three-month periods ended September 30 were as follows (in 000's):

2006

2005

Premiums and annuity consideration:

Direct

$

10,101

$

8,553

Assumed - Non-affiliated

-

80

Ceded - Non-affiliated

699

645

Net premiums

$

9,402

$

7,988

Policyowner benefits:

Direct

$

8,251

$

13,253

Ceded - Non-affiliated

668

6,002

Net policy benefits and claims

$

7,583

$

7,251

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company periodically evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

4.  SEGMENT INFORMATION

As described below, the Company conducts business principally in three operating segments and maintains a Corporate Segment to provide for the capital needs of the three operating segments and to engage in other financing related activities.  Each segment is defined consistently with the way results are evaluated by the chief operating decision-maker.

Net investment income is allocated based on segmented assets, including allocated capital, by line of business.  Allocations of operating expenses among segments are made using both standard rates and actual expenses incurred.  Management evaluates the results of the operating segments on an after-tax basis.  The Company does not depend on one or a few customers, brokers or agents for a significant portion of its operations.

Effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to more closely align with local capital requirements.  The changes impact the amount of capital and income on capital that is allocated to the Individual Protection, Group Protection and Wealth Management segments from the Corporate Segment.

Wealth Management

The Wealth Management Segment markets, sells and administers individual and group fixed and variable annuity products.

Group Protection

The Group Protection Segment markets, sells and administers group life, group stop loss, group long-term disability and group short-term disability insurance products to small and mid-size employers.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

4.  SEGMENT INFORMATION (continued)

Individual Protection

The Individual Protection Segment markets, sells and administers universal life insurance, variable universal life insurance and conversions from the Company's group life products.

Corporate

The Corporate Segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.

The following amounts pertain to the various business segments (in 000's):

Nine-month period ended September 30, 2006

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

Total revenues

$

73,240

$

29,125

$

4,715

$

4,672

$

111,752

Total benefits and expenses

 61,963

 27,663

 5,721

(2,002)

 93,345

 Income (loss) before income
tax expense (benefit)

11,277

1,462

(1,006)

6,674

18,407

Net income (loss)

$

7,670

$

950

$

(654)

$

4,338

$

12,304

Nine-month period ended September 30, 2005

Total revenues

$

77,321

$

25,013

$

1,054

$

366

$

103,754

Total benefits and expenses

 71,276

 26,198

 1,453

(99)

 98,828

 Income (loss) before income
tax expense (benefit)

6,045

(1,185)

(399)

465

4,926

Net income (loss)

$

3,930

$

(771)

$

(259)

$

302

$

3,202

Three-month period ended September 30, 2006

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

Total revenues

$

22,480

$

9,701

$

2,107

$

1,939

$

36,227

Total benefits and expenses

 19,799

 9,137

 2,598

(653)

 30,881

 Income (loss) before income
tax expense (benefit)

2,681

564

(491)

2,592

5,346

Net income (loss)

$

2,083

$

366

$

(319)

$

1,685

$

3,815

Three-month period ended September 30, 2005

Total revenues

$

24,902

$

7,827

$

432

$

49

$

33,210

Total benefits and expenses

 22,094

 7,949

 (24)

 30,656

 Income (loss) before income
tax expense (benefit)

2,808

(122)

(205)

73

2,554

Net income (loss)

$

1,826

$

(80)

$

(133)

$

47

$

1,660

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

4.  SEGMENT INFORMATION (continued)

Amounts allocated from the Corporate segment to the Wealth Management, Group Protection and Individual Protection segments relating to the allocation of capital were:

Nine-month period ended September 30, 2006

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

 Income (loss) before income
tax expense (benefit)

$

3,189

$

564

$

454

$

(4,207)

$

-

Nine-month period ended September 30, 2005

 Income (loss) before income
tax expense (benefit)

$

8,943

$

269

$

-

$

(9,212)

$

-

Three-month period ended September 30, 2006

Wealth

Group

Individual

Management

Protection

Protection

Corporate

Totals

 Income (loss) before income
tax expense (benefit)

$

1,285

$

201

$

224

$

(1,710)

$

-

Three-month period ended September 30, 2005

 Income (loss) before income
tax expense (benefit)

$

2,586

$

98

$

-

$

(2,684)

$

-

5. GOODWILL

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the Company's acquisition of Keyport Benefit Life Insurance Company.  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived assets are tested for impairment on an annual basis.  The Company completed the required impairment tests during the second quarter of 2006 and concluded that these assets were not impaired.

6.  COMMITMENTS AND CONTINGENT LIABILITIES

Regulatory and Industry Developments

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by the New York state guaranty fund.

Litigation

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition, results of operations or cash flows of the Company.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

6.  COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Indemnities

In the normal course of business, the Company has entered into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements.  The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws.  The Company believes any potential liability under these agreements is neither probable nor estimatable. Therefore, the Company has not recorded any associated liability.

7.  LIABILITIES FOR CONTRACT GUARANTEES

The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary.  These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.

The table below represents information regarding the Company's variable annuity contracts with guarantees at September 30, 2006 (in 000's):

Benefit Type

Account balance

 Net Amount
at Risk (a)

Average Attained Age

Minimum Death

$

847,440

$

39,416

64.0

 Minimum Accumulation or
Withdrawal

$

188,480

$

15

60.0

(a) Net amount at risk represents the difference between the guaranteed benefit and the account balance.

The following rollforward summarizes the reserve for the guaranteed minimum death benefit for the nine-month periods ended September 30, (in 000's):

2006

2005

Balance at January 1,

$

681

$

533

Benefit Ratio Change / Assumption Changes

(172)

519

Incurred guaranteed benefits

251

329

Paid guaranteed benefits

(190)

(516)

Interest

15

30

Balance at September 30,

$

585

$

895

Because the Company has not issued products that contain a guaranteed minimum income benefit ("GMIB"), there is no requirement for a GMIB reserve as of September 30, 2006 or December 31, 2005.

The liability for death benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest and less contract benefit payments.  The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges.  The benefit ratio may be in excess of 100%.  For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance.  For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Notes to the Unaudited Condensed Financial Statements

7.  LIABILITIES FOR CONTRACT GUARANTEES (continued)

Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated future gross profits.  Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant's attained age.

The liability for guarantees is re-evaluated regularly, and adjustments are made to the liability balance through a charge or credit to policyowner benefits.

Guaranteed minimum accumulation benefits or withdrawal benefits are considered to be derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and are recorded at fair value through earnings.  The fair value of the embedded derivatives is calculated stochastically using risk neutral scenarios over a fifty-year projection.  Policyholder assumptions are based on experience studies.  The guaranteed minimum accumulation or withdrawal benefit constituted an asset (a liability) in the amount of $0.5 million and $(0.1) million at September 30, 2006 and December 31, 2005, respectively.

8.  SECURITIES LENDING

On May 1, 2006, the Company established a securities lending program which requires the borrower to provide collateral on a daily basis in amounts in excess of 102% of the fair value of the applicable securities loaned.  The Company maintains effective control over all loaned securities and, therefore, continues to report such loaned securities as fixed maturities in its consolidated balance sheet.

Cash collateral received on securities lending transactions is reflected in other invested assets with an offsetting liability recognized in other liabilities for the obligation to return the collateral.  The fair value of collateral held and included in other invested assets was $95.8 million at September 30, 2006.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations.

Pursuant to General Instruction H(2)(a) of Form 10-Q, the registrant, Sun Life Insurance and Annuity Company of New York ("the Company"), elects to omit the Management's Discussion and Analysis of Financial Condition and Results of Operations.  Below is an analysis of the Company's results of operations that explains material changes in the Condensed Statements of Operations between the nine-month periods ended September 30, 2006 and September 30, 2005.

Cautionary Statement

This Form 10-Q may include forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995.  These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals.  It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate.  These risks and uncertainties may concern, among other things:

●

Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

●

Changes in interest rates and market conditions.

●

Regulatory and legislative developments.

●

Development in consumer preferences and behavior patterns.

CRITICAL ACCOUNTING POLICIES

Goodwill

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the Company's acquisition of Keyport Benefit Life Insurance Company.  In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and indefinite-lived assets are tested for impairment on an annual basis.  The Company completed the required impairment tests during the second quarter of 2006 and concluded that these assets were not impaired.

Deferred Acquisition Costs

Acquisition costs consist of commissions, underwriting and other costs that vary with and are primarily related to the production of new business.  Acquisition costs related to investment-type contracts, primarily deferred annuity contracts, are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts.  Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges, interest credited, policyholder benefits and direct variable administrative expenses.

Changes in any of the assumptions that serve to increase or decrease estimated future gross profits will cause the amortization of deferred policy acquisition costs ("DAC") to decrease or increase, respectively, in the current period.  This will cause fluctuation in earnings from period to period.  Changes in assumptions (commonly called "unlocking") resulted in a decrease in DAC amortization of $1.6 million for the nine-month period ended September 30, 2005.  No unlocking has occurred for the nine-month period ended September 30, 2006.  A change in lapse assumptions with respect to certain variable annuity business resulted in additional amortization of approximately $0.6 million for the nine-month period ended September 30, 2006.

DAC amortization is reviewed regularly and adjusted retrospectively when the Company revises the actual profits and its estimate of future gross profits to be realized from investment-type contracts, including realized and unrealized gains and losses from investments.  Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits discussed above are reduced.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

CRITICAL ACCOUNTING POLICIES (continued)

Deferred Acquisition Costs (continued)

DAC is also adjusted for amounts relating to the recognition of unrealized investment gains and losses.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive loss.  DAC was increased by $0.2 million and $0.8 million at September 30, 2006 and December 31, 2005, respectively, relating to this adjustment.

RESULTS OF OPERATIONS

Nine-month period ended September 30, 2006 compared to the nine-month period ended September 30, 2005:

Net Income

The Company's net income was $12.3 million and $3.2 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Pretax income was $18.4 million and $4.9 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase of $13.5 million in pretax income was attributed to the following:

REVENUES

Total revenues were $111.8 million and $103.8 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase of $8.0 million was primarily due to the following:

Premiums and annuity considerations - were $28.3 million and $24.8 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase of $3.5 million was primarily due to increased in-force business in group disability and group stop loss, with premium increases of $1.8 million and $1.5 million, respectively.

Investment income - was $73.6 million and $70.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase of $3.5 million was the net result of higher average investment yield, increasing income by $10.8 million, and a decline in average invested assets, decreasing income by $7.3 million.

Realized investment losses - were $4.6 million and $1.2 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Sales of investments generally are made to maximize total return and take advantage of prevailing market conditions.  The Company did not incur any write-downs of fixed maturities for other-than-temporary impairments for the nine-month period ended September 30, 2006.  The Company incurred write-downs of $3.2 million for the nine-month period ended September 30, 2005.

Fee and other income - was $14.4 million and $10.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Fee and other income consists primarily of separate account fees and similar charges, including mortality and expense ("M&E") charges earned on variable annuity balances.  M&E charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $7.9 million and $6.6 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Variable product fees represented 1.49% and 1.34% of the average variable annuity separate account balances for the nine-month periods ended September 30, 2006 and 2005, respectively.  Average separate account assets were $709.4 million and $652.2 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Surrender charges are also included in fee and other income.  Surrender charges represent revenues earned on the early withdrawal of fixed and variable annuity policyholder balances.  Surrender charges on fixed and variable annuity products generally are assessed at declining rates applied to policyholder surrenders during the first five to seven years of the contract.  Total surrender charges were $2.0 million and $2.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

REVENUES (continued)

Other income was $4.5 million and $1.4 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Other income represents fees charged for cost of insurance and administrative service fees.  The increase was primarily due to higher volume of individual life insurance business.

BENEFITS AND EXPENSES

Total benefits and expenditures were $93.3 million and $98.8 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The decrease of $5.5 million was primarily due to the following:

Interest credited - to policyholders was $42.6 million and $53.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Of the $10.5 million decrease in interest credited, $5.1 million was the result of a lower average interest credited rate and $5.4 million was due to a decline in average policyholder balances.

Policyowner benefits - were $22.9 million and $21.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The $1.8 million increase in 2006, as compared to 2005, was primarily due to an increase in benefits for group insurance products.

Other operating expenses - were $17.8 million and $18.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The $0.5 million decrease resulted from decreases in general expenses in the Company's Wealth Management and Group Protection Segments of $1.4 million and $1.9 million, respectively, offset by an increase in general expenses in the Individual Protection Segment of $2.8 million.  These segments are discussed below.

Amortization of DAC - relates to the costs of acquiring new business, which vary with and are primarily related to the production of new annuity business.  Such acquisition costs include commissions, costs of policy issuance, underwriting and selling expenses.  Amortization expense was $10.0 million and $6.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase in DAC amortization was due to a combination of the DAC effect of approximately $0.6 million of a change in the lapse assumptions with respect to certain variable annuity business and an increase in gross profits in 2006 as compared to 2005.  Changes in assumptions resulted in an increase in DAC amortization of $1.6 million for the nine-month period ended September 30, 2005.  There were no additional changes in assumptions during the nine-month period ended September 30, 2006.

RESULTS OF OPERATIONS BY SEGMENT

The Company's net income from operations reflects the operations of its four business segments: Wealth Management, Group Protection, Individual Protection and Corporate.

The following provides a summary of operations by segment for the nine-month periods ended September 30, 2006 and 2005, respectively (in 000's):

Wealth Management Segment

2006

2005

Total Revenues

$

73,240

$

77,321

Total Expenditures

61,963

71,276

Pretax Income

11,277

6,045

Net Income

$

7,670

$

3,930

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Wealth Management Segment (continued)

The Wealth Management Segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired.  It primarily markets to affluent consumers, selling individual and group fixed and variable annuities.  Its major product lines are fixed and variable annuities.  In certain variable annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts.  In the variable accounts, the contractholder can choose from a range of investment options and styles.  The return depends upon investment performance of the options selected.

REVENUES

Total revenues were $73.2 million and $77.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The decrease of $4.1 million was primarily due to the following:

Premiums and annuity considerations - were $0.7 million and $1.0 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Investment income - was $63.2 million and $67.5 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The decrease of $4.3 million was the net result of higher average investment yield, increasing income by $3.4 million, and a decline in average invested assets, decreasing income by $7.7 million.  Effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to more closely align with local capital requirements.  The changes impact the amount of capital and income on capital that is allocated to the Wealth Management segment from the Corporate Segment.

Realized investment losses - were $3.0 million and $1.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Sales of investments generally are made to maximize total return and take advantage of prevailing market conditions.  This segment incurred no write-downs for the nine-month period ended September 30, 2006.  The Wealth Management Segment incurred write-downs of fixed maturities for other-than-temporary impairments of $3.2 million for the nine-month period ended September 30, 2005.

Fee and other income - was $12.3 million and $10.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Fee and other income consists primarily of separate account fees and similar charges, including M&E charges earned on variable annuity balances.  M&E charges, which are based on the market values of the assets in the separate accounts supporting the contracts, were $7.9 million and $6.6 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Variable product fees represented 1.49% and 1.35% of the average variable annuity separate account balances for the nine-month periods ended September 30, 2006 and 2005, respectively.  Average separate account assets were $708.2 million and $651.8 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Surrender charges are also included in fee and other income.  Surrender charges represent revenues earned on the early withdrawal of fixed and variable annuity policyholder balances.  Surrender charges on fixed and variable annuity surrenders generally are assessed at declining rates applied to policyholder surrenders during the first five to seven years of the contract.  Total surrender charges were $2.0 million and $2.1 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Other income was $2.4 million and $1.4 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase of $1.0 million was due to an increase in fees charged for administrative service fees.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Wealth Management Segment (continued)

BENEFITS AND EXPENSES

Total benefits and expenditures were $62.0 million and $71.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The decrease of $9.3 million was primarily due to the following:

Interest credited - to policyholders was $41.5 million and $52.9 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  Of the $11.4 million decrease in interest credited, $5.6 million was the result of a lower average interest credited rate and $5.8 million was due to a decline in average policyholder balances.

Policyowner benefits - were $1.8 million and $3.6 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The $1.8 million decrease was due to a decrease in death benefits of $0.7 million and a reduction in reserves of $1.1 million in the annuities block of business.

Other operating expenses - were $6.9 million and $8.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The decrease of $1.4 million was the result of a decrease in general expenses.

Amortization of DAC - relates to the costs of acquiring new business, which vary with and are primarily related to the production of new annuity business.  Such acquisition costs include commissions, costs of policy issuance, underwriting and selling expenses.  Amortization expense was $10.2 million and $6.3 million for the nine-month periods ended September 30, 2006 and 2005, respectively.  The increase in DAC amortization was due to a combination of the DAC effect of approximately $0.6 million of a change in the lapse assumptions with respect to certain variable annuity business and an increase in gross profits in 2006 as compared to 2005.  Changes in assumptions resulted in an increase in DAC amortization of $1.6 million for the nine-month period ended September 30, 2005.  There were no additional changes in assumptions during the nine-month period ended September 30, 2006.

Group Protection Segment

2006

2005

Total Revenues

$

29,125

$

25,013

Total Expenditures

27,663

26,198

Pretax Income (Loss)

1,462

(1,185)

Net Income (Loss)

$

950

$

(771)

The Group Protection Segment markets and administers group life insurance, group stop loss insurance and group long-term and group short-term disability insurance products to small and mid-size employers.  The Group Protection Segment had pretax income (loss) of $1.5 million and $(1.2) million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Total revenues for the nine-month period ended September 30, 2006 increased by $4.1 million as compared to the nine-month period ended September 30, 2005.  The increase was due to increased in-force business in group disability and group stop loss, with premium increases of $1.8 million and $1.5 million, respectively, as well as an increase in net investment income of $0.6 million.

Total expenditures for the nine-month period ended September 30, 2006 increased by $1.5 million as compared to the nine-month period ended September 30, 2005.  The $1.5 million increase primarily resulted from an increase in death and disability benefits of $3.2 million offset by a decrease in operating expenses of $1.9 million.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(A Wholly-Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))

Individual Protection Segment

2006

2005

Total Revenues

$

4,715

$

1,054

Total Expenditures

5,721

1,453

Pretax Loss

(1,006)

(399)

Net Loss

$

(654)

$

(259)

The Individual Protection Segment products offered by the Company are universal life, variable universal life and conversions from its group life products.  Pretax loss was $1.0 million and $0.4 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

Corporate Segment

2006

2005

Total Revenues

$

4,672

$

366

Total Expenditures

(2,002)

(99)

Pretax Income

6,674

465

Net Income

$

4,338

$

302

The Corporate Segment includes the unallocated capital of the Company and items not otherwise attributable to the other segments.  Pretax income within the Corporate Segment was $6.7 million and $0.5 million for the nine-month periods ended September 30, 2006 and 2005, respectively.

The increase in pretax income was mainly due to an increase in net investment income of $5.8 million.

Effective January 1, 2006, the Company adopted a new capital allocation methodology for measurement of segment operating results to more closely align with local capital requirements.  The changes impact the amount of capital and income on capital that is allocated to the Individual Protection, Group Protection and Wealth Management segments from the Corporate Segment.


PART C

ITEM 26.  EXHIBITS

A. Resolution of the Board of Directors of Sun Life Insurance and Annuity Company of New York, dated July 12, 2006, authorizing the establishment of Sun Life (N.Y.) Variable Account J (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

B. None.

C. Principal Underwriting Agreement between Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc., dated February 1, 2003 (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed with the Securities and Exchange Commission on May 21, 2003.)

D. (1)  Flexible Premium Variable Universal Life Insurance Policy. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(2)  EBP Endorsement. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

E. (1a)  Application for Flexible Premium Variable Universal Life Insurance (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(1b)  Application for Flexible Premium Variable Universal Life Insurance (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(1c)  Application for Flexible Premium Variable Universal Life Insurance (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(1d)  Application for Flexible Premium Variable Universal Life Insurance (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(1e)  Application for Flexible Premium Variable Universal Life Insurance (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.).

(2a)  Consent Form (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(2b)  Consent Form (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(2c)  Consent Form (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(2d)  Consent Form (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(3)  Temporary Insurance Agreement (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(4)  Aviation Questionnaire (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(5)  Diving Questionnaire (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(6)  Racing Questionnaire (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(7)  Avocation Questionnaire (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

F. Charter and By-Laws of Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to the Depositor's Quarterly Report on Form 10-Q, File No. 333-01079, filed with the Securities and Exchange Commission on May 14, 2004.)

G. Specimen Reinsurance Contract. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-100829, filed with the Securities and Exchange Commission on October 30, 2002.)

H.           (1)      Participation Agreement, dated April 17, 2000, by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed with the Securities and Exchange Commission on November 6, 2002.)

 (2)     Amended and Restated Participation Agreement, dated December 13, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-83516, filed with the Securities and Exchange Commission on April 28, 2005.)

(3)      Amended and Restated Participation Agreement, dated September 1, 2004, by and among Sun Life Insurance and Annuity Company of New York, Variable Insurance Products Fund and Fidelity Distributors Corporation (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement  on Form N-4, File No. 333-119151, filed with the Securities and Exchange Commission on April 28, 2005.)

(4)      Participation Agreement, dated September 1, 2001, by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc., Alliance Capital Management L.P. and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-82957, filed with the Securities and Exchange Commission on July 27, 2001.)

(5)      Participation Agreement, dated September 16, 2002, by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc, Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of KBL Variable Account A on Form N-4, File No. 333-102278, filed with the Securities and Exchange Commission on December 31, 2002.)

(6a)    Participation Agreement, dated February 17, 1998, by and among Sun Life Assurance Company of Canada (U.S.) and Lord, Abbett & Co. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 26, 2002.)

(6b) Amendment 1, dated April 17, 2000, to Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York and Lord, Abbett & Co. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(7)      Amended and Restated Participation Agreement, dated November 6, 2002,by and among MFS/Sun Life Series Trust, Sun Life Insurance and Annuity Company of New York, Sun Life Assurance Company of Canada (U.S.), and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed with the Securities and Exchange Commission on May 28, 2004.)

(8)      Amended and Restated Participation Agreement, dated May 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-100831, filed with the Securities and Exchange Commission on April 29, 2005.)

(9)      Participation Agreement, dated August 1, 2003, by and among Sun Life Insurance and Annuity Company of New York, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(10) Participation Agreement, dated September 12, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC. (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File No. 333-59662, filed with the Securities and Exchange Commission on February 26, 2003.)

(11) Participation Agreement, dated August 6, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Delaware VIP Trust, Delaware Management Company and Delaware Distributors, LP. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-100831, filed with the Securities and Exchange Commission on April 29, 2005.)

(12) Participation Agreement, dated December 31, 2002, by and among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration on Form N-6, File 333-105438, filed with the Securities and Exchange Commission on May 2, 2005.)

    Amended and Restated Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, T. Rowe Price Equity Series, Inc. and T. Rowe Price Investment Services, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.)

(14a)  Participation Agreement, dated February 17, 1998, by and among Sun Life Assurance Company of Canada (U.S.), The Alger American Fund and Fred Alger and Company, Incorporated (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999.)

(14b)  Amendment No. 3, dated April 17, 2000, to the Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), The Alger American Fund and Fred Alger and Company, Incorporated. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on November 9, 2006.)

(15a)   Participation Agreement, dated May 13, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-111688, filed with the Securities and Exchange Commission on December 30, 2005.)

(15b)  Amendment 1, dated October 1, 2006, to the Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (to be filed by amendment.)

(16a)  Participation Agreement , dated May 1, 2004, by and among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management, Inc. and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(16b) Amendment 1, dated October 1, 2006, to the Participation Agreement by and among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management, Inc., Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on November 9, 2006.)

(17a)  Participation Agreement, dated November 16, 2005, by and among Janus Aspen Series, Janus Distributors LLC and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(17b) Amendment 1, dated October 1, 2006, to the Participation Agreement by and among Janus Aspen Series, Janus Distributors LLC, Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada (U.S.). (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on November 9, 2006.)

(18a)  Participation Agreement, dated September 1, 2005, by and among Sun Life Assurance Company of Canada (U.S.), Royce Capital Fund and Royce & Associates, LLC. (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136433, filed with the Securities and Exchange Commission on August 9, 2006.)

(18b) Amendment 1, dated October 1, 2006, to the Participation Agreement among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Royce Capital Fund and Royce & Associates, LLC. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on November 9, 2006.)

    Participation Agreement, dated August 6, 2004, by and among Sun Life Insurance and Annuity Company of New York, Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File 333-105438, filed with the Securities and Exchange Commission on May 2, 2005.)

    Participation Agreement, dated December 1, 2004, by and among Wanger Advisors Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York.  (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6,File No.333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

    Participation Agreement, dated May 1, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Scudder Variable Series II, Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-6, File No. 333-100831, filed with the Securities and Exchange Commission on April 29, 2005.)

    Participation Agreement, dated October 1,2006, by and among  Sun Life Insurance and Annuity Company of New York, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management Inc.

I.              (1a) Third Party Administration Agreement between Andesa TPA, Inc. and Sun Life Assurance Company of Canada. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form N-6, File No. 333-65048, filed with the Securities and Exchange Commission on October 1, 2002.)

                (1b) Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November 21, 2000 (incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed with the Securities and Exchange Commission on May 21, 2003.)

                 (1c) Amendment No. 1, dated January 1, 2002, to the Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-119151, filed with the Securities and Exchange Commission on April 28, 2005.)

J. (1)  Powers of Attorney  (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No.333-136435, filed with the Securities and Exchange Commission on August 9, 2006.)

(2) Resolution of the Board of Directors of the Depositor dated July 24, 2003, authorizing the use of Powers of Attorney for Officer signatures. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed with the Securities and Exchange Commission on February 5, 2004.)

K. Legal Opinion.

L. None.

M. None.

N. Consent of Registered Independent Accounting Firm.

O. None.

P. None.

Q. None.

ITEM 27.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

 Name and Principal
Business Address

 Positions and Offices
With Depositor

 Thomas A. Bogart
Sun Life Assurance Company of Canada
150 King Street West
Toronto, ON M5H 1J9

Director

 Scott M. Davis
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director, Vice President & General Counsel

 Ronald H. Friesen
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Vice President & Chief Financial Officer & Treasurer

 Mary M. Fay
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Vice President & General Manager, Annuities

 Leila Heckman
 Bear Stearns Asset Management
 383 Madison Avenue
New York, NY 10179

Director

 Donald B. Henderson, Jr.
 LeBoeuf, Lamb, Greene & MacRae, L.L.P.
 125 West 55th Street
New York, NY 10019

Director

 Peter R. O'Flinn
 344 Cream Hill Road
West Cornwall, CT 06796

Director

 Barbara Z. Shattuck
 Shattuck Hammond Partners LLC
 630 Fifth Avenue, Suite 2950
New York NY 10019

Director

 David K. Stevenson
 47 Village Avenue, Unit 301
Dedham, MA 02026

Director

 Robert C. Salipante
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Chairman & President

 James M.A. Anderson
Sun Life Assurance Company of Canada
150 King Street West
Toronto, Ontario Canada M5H 1J9

Executive Vice President & Chief Investment Officer

 Keith Gubbay
Sun Life Assurance Company of Canada  (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Vice President & Chief Actuary

 Michael S.Bloom
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

 Assistant Vice President & Senior Counsel &
Secretary

 Michael E. Shunney
 Sun Life Assurance Company of Canada  (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Vice President & General Manager, Group Insurance

 Michele G. Van Leer
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Director & Vice President & General Manager, Individual Insurance

 Janet V. Whitehouse
 Sun Life Assurance Company of Canada  (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

Vice President, Human Resources and Public Relations

 John R. Wright
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

 Executive Vice President, Sun Life Financial U.S.
Operations

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant.  The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York, a wholly-owned subsidiary of Sun Life of Canada (U.S.),which is ultimately controlled by Sun Life Financial.

The organization chart of Sun Life Financial is filed herein as an Exhibit.

None of the companies listed in such Exhibit is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

ITEM 29.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel that matter has been settled by controlling precedent,  submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 30.  PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., which is a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G and I, Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D and J and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account and Managed Sectors Variable Account.

Name and Principal

Position and Offices

Business Address*

with Underwriter

Katherine E. Savary

President

Michele G. Van Leer

Director

Scott Davis

Director

Mary M. Fay

Director

Michael S. Bloom

Secretary

Ann B. Teixeira

Assistant Vice President, Compliance

Kathleen T. Baron

Chief Compliance Officer

Michael L. Gentile

Vice President

John E. Coleman

Vice President

Nancy C. Atherton

Assistant Vice President & Tax Officer

Jane F. Jette

Financial/Operations Principal and Treasurer

William T. Evers

Assistant Vice President & Senior Counsel

Amy E. Mercer

Assistant Secretary

* The principal business address of all directors and officers of the principal underwriter is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Insurance ad Annuity Company of New York, in whole or in part, at its Home Office at 60 East 42nd Street, Suite 1115, New York, New York 10165, at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Sun Life Assurance Company of Canada (U.S.), at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

ITEM 32.  MANAGEMENT SERVICES

Not applicable.

ITEM 33.  FEE REPRESENTATION

Sun Life Insurance and Annuity Company of New York hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life Insurance and Annuity Company of New York.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley Hills, Commonwealth of Massachusetts, on the 18th day of January, 2007.

SUN LIFE (N.Y.) VARIABLE ACCOUNT J

(Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

(Depositor)

By: _/s/ Robert C. Salipante*__________________

  Robert C. Salipante

  President and Director

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE

TITLE

DATE

/s/ Robert C. Salipante*

President and Director

January 18, 2007

Robert C. Salipante

(Principal Executive Officer)

/s/ Ronald H. Friesen

Director and Vice President and Chief Financial Officer & Treasurer

January 18, 2007

Ronald H. Friesen

(Chief Financial Officer)

/s/ Michael Moran

Vice President, Chief Accounting Officer and Controller

January 18, 2007

Michael Moran

(Principal Accounting Officer)

/s/ Thomas A. Bogart*

Director

January 18, 2007

Thomas A. Bogart

/s/ Scott M. Davis*

Director and Vice President and General Counsel

January 18, 2007

Scott M. Davis

/s/ Mary M. Fay*

Director and Vice President and General Manager,

January 18, 2007

Mary M. Fay

Annuities

/s/ Donald B. Henderson, Jr.*

Director

January 18, 2007

Donald B. Henderson, Jr.

/s/ Peter R. O'Flinn*

Director

January 18, 2007

Peter R. O'Flinn

/s/ David K. Stevenson*

Director

January 18, 2007

David K. Stevenson

/s/ Barbara Z. Shattuck*

Director

January 18, 2007

Barbara Z. Shattuck

/s/ Leila Heckman*

Director

January 18, 2007

Leila Heckman

*Sandra M. DaDalt has signed this document on the indicated date on behalf of the above Directors and Officers for the Depositor pursuant to powers of attorney duly executed by such persons and a resolution of the Board of Directors authorizing use of powers of attorney for Officer signatures.  Resolution of the Board of Directors is incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-112506, filed on or about February 5, 2004.   Powers of attorney are incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account J on Form N-6, File No. 333-136435, filed with the Securities and Exchange Commission on August 9, 2006.

EXHIBIT INDEX

H22

Participation Agreement

K

Legal Opinion

N

Auditor's Consent